Form 10-K, Exhibit 13
period 1996-12-28
THERMO SENTRON INC
filed 1997-03-14
CIK 1007022

Exhibit 13





















                               THERMO SENTRON INC.

                        Consolidated Financial Statements

                                      1996
PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                        Consolidated Statement of Income

                                                             March 16, 1994,
    (In thousands except                                             Through
    per share amounts)                  1996            1995   Dec. 31, 1994
    ------------------------------------------------------------------------
    Revenues (Notes 8 and 10)       $70,027          $67,474        $50,116
                                    -------          -------        -------
    Costs and Operating Expenses:
      Cost of revenues (Note 8)      41,863           41,017         32,680
      Selling, general, and
        administrative
        expenses (Note 8)            19,075           17,371         13,540
      Research and development
        expenses                      1,881            1,920          1,228
                                    -------          -------        -------
                                     62,819           60,308         47,448
                                    -------          -------        -------

    Operating Income                  7,208            7,166          2,668

    Interest Income                   1,469              150             25
    Interest Expense                   (551)            (904)          (157)
    Interest Expense,
      Related Party (Note 8)              -                -           (415)
    Other Income (Expense)              184              (37)           635
                                    -------          -------        -------
    Income Before Provision
      for Income Taxes                8,310            6,375          2,756
    Provision for Income
      Taxes (Note 6)                  3,158            2,545          1,496
                                    -------          -------        -------
    Net Income                      $ 5,152          $ 3,830        $ 1,260
                                    =======          =======        =======
    Earnings per Share              $   .56          $   .55        $   .18
                                    =======          =======        =======
    Weighted Average Shares           9,156            7,027          7,027
                                    =======          =======        =======


    The accompanying notes are an integral part of these consolidated financial statements.




                                         2PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                      1996            1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                    $ 28,226         $  3,012
      Available-for-sale investments, at quoted
        market value (amortized cost of $6,582
        in 1996; Note 2)                              6,594                -
      Accounts receivable, less allowances of
        $1,812 and $2,291                            17,296           12,935
      Inventories                                    11,627            8,806
      Prepaid income taxes (Note 6)                   1,524            1,026
      Prepaid expenses                                  594              305
                                                   --------         --------
                                                     65,861           26,084
                                                   --------         --------
    Property, Plant, and Equipment, at Cost, Net      2,089            1,814
                                                   --------         --------
    Other Assets                                      3,522              247
                                                   --------         --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3 and 6)                      35,714           33,815
                                                   --------         --------
                                                   $107,186         $ 61,960
                                                   ========         ========










                                         3PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

    (In thousands except share amounts)                1996             1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable (Note 9)                       $  3,596         $  7,961
      Accounts payable                                6,898            5,793
      Accrued payroll and employee benefits           4,056            4,006
      Accrued income taxes                            2,686            1,787
      Customer deposits                               1,936            1,494
      Accrued installation and warranty expenses      1,039            1,539
      Other accrued expenses                          3,493            3,778
      Due to parent company and affiliated
        companies                                       763              579
                                                   --------         --------
                                                     24,467           26,937
                                                   --------         --------
    Deferred Income Taxes (Note 6)                      354              336
                                                   --------         --------

    Commitments (Note 7)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.01 par value, 30,000,000
        shares authorized; 9,875,000 shares issued
        and outstanding in 1996                          99                -
      Capital in excess of par value                 77,072                -
      Retained earnings                               5,152                -
      Cumulative translation adjustment                  34             (149)
      Net unrealized gain on available-for-sale
        investments                                       8                -
      Net parent company investment                       -           34,836
                                                   --------         --------
                                                     82,365           34,687
                                                   --------         --------
                                                   $107,186         $ 61,960
                                                   ========         ========


    The accompanying notes are an integral part of these consolidated financial statements.



                                         4PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                      Consolidated Statement of Cash Flows

                                                             March 16, 1994,
                                                                     Through
    (In thousands)                      1996            1995   Dec. 31, 1994
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                    $  5,152       $  3,830         $  1,260
      Adjustments to reconcile
        net income to net
        cash provided by
        operating activities:
          Depreciation and
            amortization               1,865          1,518            1,172
          Provision for losses on
            accounts receivable          217            229              585
          Deferred income tax
            (benefit) expense           (485)           436              514
          Gain on sale of
            investments                  (37)             -                -
          Changes in current
            accounts, excluding the
            effects of acquisitions:
              Accounts receivable     (3,783)           539              632
              Inventories               (959)          (607)           1,821
              Other current assets         4              8             (498)
              Accounts payable         1,018          1,975           (4,368)
              Other current
                liabilities              553         (1,709)             419
          Other                           (4)            44            1,095
                                    --------       --------         --------
    Net cash provided by operating
      activities                       3,541          6,263            2,632
                                    --------       --------         --------

    Investing Activities:
      Acquisitions, net of cash
        acquired (Note 3)             (4,323)             -             (945)
      Acquisition of product line
        (Note 3)                      (4,437)             -                -
      Purchases of available-for-
        sale investments             (11,511)             -                -
      Proceeds from sale and
        maturities of available-
        for-sale investments           5,037              -                -
      Purchases of property, plant,
        and equipment                   (872)          (701)            (462)
      Proceeds from sale of
        property, plant, and
        equipment                        157             90              439
      Other                             (158)             -                -
                                    --------       --------         --------
    Net cash used in investing
      activities                    $(16,107)      $   (611)        $   (968)
                                    --------       --------         --------

                                         5PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                                                             March 16, 1994,
                                                                     Through
    (In thousands)                     1996            1995    Dec. 31, 1994
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance
        of Company common stock
        (Note 4)                    $42,335        $     -          $     -
      Net decrease in short-
        term borrowings              (2,569)             -                -
      Proceeds from issuance of
        long-term obligation              -              -            2,774
      Repayment of long-term
        obligation                   (2,176)          (925)               -
      Net transfer to parent
        company                           -         (3,526)          (2,275)
                                    -------        -------          -------
    Net cash provided by (used in)
      financing activities           37,590         (4,451)             499
                                    -------        -------          -------

    Exchange Rate Effect on Cash        190           (278)             (74)
                                    -------        -------          -------
    Increase in Cash and Cash
      Equivalents                    25,214            923            2,089
    Cash and Cash Equivalents at
      Beginning of Period             3,012          2,089                -
                                    -------        -------          -------
    Cash and Cash Equivalents at
      End of Period                 $28,226        $ 3,012          $ 2,089
                                    =======        =======          =======

    Cash Paid (Refunded) For:
      Interest                      $   635        $   804          $    30
      Income taxes                  $   939        $ 1,530          $  (260)

    Noncash Activities:
      Fair value of assets of
        acquired companies          $ 6,510        $     -          $ 3,531
      Cash paid for acquired
        companies                    (4,464)             -             (945)
                                    -------        -------          -------
        Liabilities assumed of
          acquired companies        $ 2,046        $     -          $ 2,586
                                    =======        =======          =======

    The accompanying notes are an integral part of these consolidated financial statements.

                                         6PAGE

   Thermo Sentron Inc.                            1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

                                                                   March 16,
                                                                       1994,
                                                                     Through
                                                                    Dec. 31,
   (In thousands)                                1996       1995        1994
   -------------------------------------------------------------------------
   Common Stock, $.01 Par Value
     Balance at beginning of period          $      -   $      -    $      -
     Issuance of Company
       common stock (Note 4)                       29          -           -
     Capitalization of Company                     70          -           -
                                             --------   --------    --------
       Balance at end of period                    99          -
                                             --------   --------    --------

   Capital in Excess of Par Value
     Balance at beginning of period                 -          -           -
     Issuance of Company
       common stock (Note 4)                   42,306          -           -
     Capitalization of Company                 34,766          -           -
                                             --------   --------    --------
       Balance at end of period                77,072          -           -
                                             --------   --------    --------

   Retained Earnings
     Balance at beginning of period                 -          -           -
     Net income                                 5,152          -           -
                                             --------   --------    --------
       Balance at end of period                 5,152          -
                                             --------   --------    --------

   Cumulative Translation Adjustment
     Balance at beginning of period              (149)        68      (3,167)
     Translation adjustment                       183       (217)      3,235
                                             --------   --------    --------
       Balance at end of period                    34       (149)         68
                                             --------   --------    --------

   Net Unrealized Gain on Available-
     for-sale Investments
     Balance at beginning of period                 -          -           -
     Change in unrealized gain on
       available-for-sale investments               8          -           -
                                             --------   --------    --------
       Balance at end of period              $      8   $      -    $      -
                                             --------   --------    --------



                                        7PAGE

   Thermo Sentron Inc.                            1996 Financial Statements

                                                                   March 16,
                                                                       1994,
                                                                     Through
                                                                    Dec. 31,
   (In thousands)                                1996       1995        1994
   -------------------------------------------------------------------------
   Net Parent Company Investment
     Balance at beginning of period          $ 34,836   $ 34,532    $ 35,547
     Net income prior to capitalization
       of Company                                   -      3,830       1,260
     Net transfer to parent company                 -     (3,526)     (2,275)
     Capitalization of Company                (34,836)         -           -
                                             --------   --------    --------
       Balance at end of period                     -     34,836     34,532
                                             --------   --------    --------
   Total Shareholders' Investment            $ 82,365   $ 34,687    $ 34,600
                                             ========   ========    ========


   The accompanying notes are an integral part of these consolidated financial statements.





                                        8PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Sentron Inc. (the Company) designs, develops, manufactures, and sells high-speed precision-weighing and inspection equipment for industrial production and packaging lines. The Company serves two principal markets: packaged goods and bulk materials. Products for the packaged-goods market represent 37% of the Company's revenues and are sold to customers in the food-processing, pharmaceutical, mail-order, and other diverse industries. Products for the bulk-materials market represent 63% of the Company's revenues and are sold primarily to customers in the mining and material-processing industries, as well as to electric utilities, chemical, and other manufacturing companies.

    Relationship with Thermedics Inc. and Thermo Electron Corporation
        On March 16, 1994, Thermedics Inc. (Thermedics) acquired the Ramsey Technology Inc. business (Ramsey, or the Predecessor) of Baker Hughes Incorporated (Baker Hughes) for a cash purchase price of $41.9 million. The Company was incorporated in November 1995 as a wholly owned subsidiary of Thermedics. On January 2, 1996, Thermedics transferred to the Company the assets, liabilities, and businesses of Ramsey and certain related companies in exchange for 7,000,000 shares of the Company's common stock. As of December 28, 1996, Thermedics owned 7,000,000 shares of the Company's common stock, representing 71% of such stock outstanding. Thermedics is a 55%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 250,000 shares of the Company's common stock, representing 3% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996 and 1995 are for the fiscal years ended December 28, 1996, and December 30, 1995, respectively. The accompanying financial statements also include the Company's financial results for the period from March 16, 1994, the date Ramsey was acquired by Thermedics, through December 31, 1994.

    Revenue Recognition
        The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment.

                                         9PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 5 ). Accordingly, no accounting recognition is given to stock options granted at fair
    market value  until  they are  exercised.  Upon   exercise,  net  proceeds,
    including tax benefits realized, are credited to equity.

    Income Taxes
        In the periods prior to its initial public offering, the Company was included in Thermedics' consolidated federal and certain state income tax returns. Subsequent to the Company's initial public offering in April 1996, Thermedics' equity ownership of the company was reduced below 80% and, as a result, the Company is required to file its own federal income tax return.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share has been computed based on the weighted average number of shares outstanding during the period. Pursuant to Securities and Exchange Commission requirements, earnings per share for the Company have been presented for all periods. Weighted average shares for all periods include the 7,000,000 shares issued to Thermedics in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from the calculation of weighted average shares subsequent to the Company's initial public offering.

    Cash and Cash Equivalents
        As of December 28, 1996, $24,732,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis

                                        10PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    points, set at the beginning of each quarter. As of December 28, 1996, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                          1996       1995
    -----------------------------------------------------------------------
    Raw materials                                        $ 4,126    $ 2,984
    Work in process                                        2,550      2,184
    Finished goods                                         4,951      3,638
                                                         -------    -------
                                                         $11,627    $ 8,806
                                                         =======    =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line and declining balance methods over the estimated useful lives of the property as follows: buildings, 30 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                          1996       1995
    -----------------------------------------------------------------------
    Land                                                 $   110    $   110
    Buildings                                                192        183
    Machinery, equipment and leasehold improvements        3,274      2,452
                                                         -------    -------

                                                           3,576      2,745

    Less: Accumulated depreciation and amortization        1,487        931
                                                         -------    -------

                                                         $ 2,089    $ 1,814
                                                         =======    =======

    Other Assets
        Other assets in the accompanying balance sheet consists primarily of acquired technology, which is amortized using the straight-line method over its estimated useful life of 15 years. Accumulated amortization at December 28, 1996, was $165,000.

                                        11PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $2,517,000 and $1,576,000 at year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains are included in other income (expense) in the accompanying statement of income and are not material for 1996 and 1995. The Company recorded foreign currency transaction gains of $635,000 on the repayment of borrowings, denominated in U.S. dollars, for the period from March 16, 1994, through December 31, 1994, which was included in other income (expense) in the accompanying statement of income.

    Fair Value of Financial Instruments
        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable, accounts payable, and due to parent company and affiliated companies. Available-for-sale investments are carried at fair value in the accompanying balance sheet (Note 2). The fair values were determined based on quoted market prices. The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                        12PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment. The aggregate market value, cost basis, and gross unrealized gains of available-for-sale investments by major security type at December 28, 1996, are as follows:

                                                                       Gross
                                              Market       Cost   Unrealized
    (In thousands)                             Value      Basis        Gains
    ------------------------------------------------------------------------
    Government agency securities             $5,001      $4,995      $    6
    Corporate bonds                           1,522       1,516           6
    Other                                        71          71           -
                                             ------      ------      ------
                                             $6,594      $6,582      $   12
                                             ======      ======      ======

        Available-for-sale investments in the accompanying 1996 balance sheet includes $5,045,000 with contractual maturities of one year or less and $1,549,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company, the issuer, or both to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains of $37,000 recorded in other income (expense) in the accompanying statement of income.

    3.  Acquisitions

        In April 1996, the Company purchased the assets of the solids flow-measurement product line of Endress + Hauser, Inc. (Endress + Hauser) for $4,437,000 in cash. The acquisition was financed with an advance from Thermo Electron that was repaid in April 1996. The product line purchase has been accounted for using the purchase method of accounting. Allocation of the purchase price was based on an estimate of the fair value of assets purchased.
        In January 1996, the Company acquired Hitech Electrocontrols Limited (Hitech), a U.K.-based manufacturer of metal-detection equipment and specialty checkweighing equipment for the baking industry, for $4,464,000 in cash. The acquisition was financed with a credit facility, denominated in British pounds sterling, that was repaid in April 1996.

                                        13PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

        In July 1994, the Company acquired Tecno Europa Elettromeccanica S.r.1. (Tecno Europa), an Italian manufacturer of precision-weighing equipment with expertise in pharmaceutical applications. The Company acquired Tecno Europa for $945,000 in cash and the assumption of $605,000 of debt.
        The acquisitions of Hitech and Tecno Europa have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of Hitech and Tecno Europa exceeded the estimated fair value of the acquired net assets by $6,105,000, which is being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired. Pro forma data is not presented since these acquisitions were not material to the Company's results of operations.

    4.  Common Stock

        In April 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering at $16.00 per share, for net proceeds of $42,335,000. The Company used part of those proceeds to repay approximately $12,600,000 in advances and short-term borrowings from Thermo Electron and third parties (Note 3).
        At December 28, 1996, the Company had reserved 825,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

    5.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        On January 30, 1996, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted through the date of the Company's initial public offering became exercisable on September 28, 1996. All options are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted on January
                                        14PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    30, 1996, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to participating in the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermedics.

    Employee Stock Purchase Program
    -------------------------------
       Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermedics and Thermo Electron. Under this program, shares of Thermedics' and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                             1996
    ------------------------------------------------------------------------
    Net income:
      As reported                                                    $5,152
      Pro forma                                                       4,989
    Earnings per share:
      As reported                                                       .56
      Pro forma                                                         .54

        Pro forma compensation expense for options granted is reflected over the vesting period, therefore future pro forma compensation expense may be greater as additional options are granted.

                                        15PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                                                       1996
    -----------------------------------------------------------------------
    Volatility                                                          29%
    Risk-free interest rate                                            6.1%
    Expected life of options                                        8 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    Stock Option Activity
       A summary of the Company's stock option activity is as follows:

                                                               1996
                                                        ------------------
                                                                  Weighted
                                                        Number     Average
                                                            of    Exercise
    (Shares in thousands)                               Shares       Price
    ----------------------------------------------------------------------
    Options outstanding, beginning of year                   -      $    -
        Granted                                            398       14.12
                                                         -----      ------
    Options outstanding, end of year                       398      $14.12
                                                         =====      ======
    Options exercisable                                    398      $14.12
                                                         =====      ======
    Options available for grant                            402
                                                         =====
    Weighted average fair value per share
      of options granted during year                                $ 6.69
                                                                    ======

        As of December 28, 1996, the options outstanding were exercisable at prices ranging from $12.28 to $16.00 and had a weighted-average remaining contractual life of 10.2 years.

                                        16PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    401(k) Savings Plan
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $316,000, $321,000, and $247,000 in 1996, 1995, and for the period from March 16, 1994, through December 31, 1994, respectively.

    6.  Income Taxes

        The components of income before provision for income taxes are as follows:

                                                             March 16, 1994,
                                                                     Through
                                    1996              1995     Dec. 31, 1994
    ------------------------------------------------------------------------
    Domestic                      $4,374            $3,233            $2,194
    Foreign                        3,936             3,142               562
                                  ------            ------            ------
                                  $8,310            $6,375            $2,756
                                  ======            ======            ======

        The components of the provision for income taxes are as follows:

                                                             March 16, 1994,
                                                                     Through
                                    1996              1995     Dec. 31, 1994
    ------------------------------------------------------------------------
    Currently payable:
      Federal                     $1,289            $  726            $  377
      State                          392               166                89
      Foreign                      1,962             1,217               516
                                  ------            ------            ------
                                   3,643             2,109               982
                                  ------            ------            ------
    Net deferred (prepaid):
      Federal                        (54)              287               342
      State                          (12)               77                85
      Foreign                       (419)               72                87
                                  ------            ------            ------
                                    (485)              436               514
                                  ------            ------            ------
                                  $3,158            $2,545            $1,496
                                  ======            ======            ======

       The provision for income taxes that is currently payable does not reflect $1,779,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996.
                                        17PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:
                                                             March 16, 1994,
                                                                     Through
                                   1996               1995     Dec. 31, 1994
    ------------------------------------------------------------------------
    Provision for income
      taxes at statutory rate    $2,909            $2,231            $  965
    Increases (decreases)
      resulting from:
      State income taxes,
        net of federal tax          247               158               113
      Foreign tax rate and
        tax law differential        165               188               406
      Tax benefit of foreign
        sales corporation           (42)              (68)              (24)
      Amortization of cost in
        excess of net assets
        of acquired companies        19                19                15
      Other, net                   (140)               17                21
                                 ------            ------            ------
                                 $3,158            $2,545            $1,496
                                 ======            ======            ======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

                                   1996              1995
    -----------------------------------------------------
    Prepaid income taxes:
      Reserves and accruals      $  677            $  595
      Allowance for doubtful
        accounts                    339               108
      Inventory basis difference     38                80
      Accrued compensation          470               243
                                 ------            ------
                                 $1,524            $1,026
                                 ======            ======
    Deferred income taxes:
      Depreciation               $  354            $  336
                                 ======            ======

        A provision has not been made for U.S. or additional foreign taxes on $3,655,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial.
                                        18PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    7.   Commitments

        The Company leases portions of its office and operating facilities under various operating lease arrangements expiring between 1997 and 2013. The accompanying statement of income includes expenses from operating leases of $1,759,000, $1,940,000, and $1,516,000 in 1996, 1995,
    and for the period from March 16, 1994, through December 31, 1994, respectively. Future minimum payments due under noncancelable operating leases at December 28, 1996, were $1,060,000 in 1997; $1,009,000 in 1998;
    $477,000 in 1999; $120,000 in 2000; $94,000 in 2001; and $754,000 in 2002
    and thereafter. Total future minimum lease payments of $3,514,000 have not been reduced by minimum sublease rentals of $264,000 due through 1999 under noncancelable operating leases.

    8.  Related Party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $700,000, $810,000, and $626,000 in 1996, 1995, and for the period from March 16, 1994, through December 31, 1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Other Related Party Transactions
        In connection with the acquisition of the Company by Thermedics, the Company ceased to distribute a line of alloy analyzers. In January 1995, this distributorship (TN Technologies or TN) was transferred to Thermo Instrument Systems Inc. (Thermo Instrument), a publicly traded, majority-owned subsidiary of Thermo Electron, for book value.
        The Company acts as a distributor in Europe for process measurement instruments manufactured by TN. In 1996 and 1995, the Company purchased such products from TN for $563,000 and $998,000, respectively.
        In 1996 and 1995, the Company sold meters to TN pursuant to purchase orders resulting in revenues of $114,000 and $23,000, respectively.

                                        19PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related Party Transactions (continued)

    Short-term Obligations
        In connection with the acquisition of the Company by Thermedics, the Company's foreign subsidiaries borrowed $6,325,000 from Thermedics at interest rates ranging from 6.0% to 9.5%. Prior to December 31, 1994, the debt with Thermedics was repaid and refinanced with third parties in the local currency of the foreign subsidiaries, resulting in an exchange gain of $635,000. During the period from March 16, 1994, through December 31, 1994, the Company recorded interest expense of $415,000 relating to the debt with Thermedics.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    9.  Short-term Obligations

        Notes payable at December 30, 1995, includes $1,889,000 principal amount of a 12.6% note payable denominated in Italian lira. The Company repaid the obligation in 1996.
        The Company's foreign subsidiaries have lines of credit outstanding of $3,500,000 and $6,001,000 as of year-end 1996 and 1995, respectively. The weighted average interest rate for these borrowings was 6.4% and 7.8% as of year-end 1996 and 1995, respectively. Unused lines of credit were $9,690,000 as of December 28, 1996. Amounts borrowed under these arrangements are included in notes payable in the accompanying balance sheet.




                                        20PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Geographical Information

        The Company is engaged in one business segment: developing, designing, manufacturing, and selling high-speed precision-weighing and inspection equipment. The following table shows data for the Company by geographical area:
                                                             March 16, 1994,
                                                                     Through
                                     1996             1995     Dec. 31, 1994
    ------------------------------------------------------------------------
    Revenues:
        United States            $ 32,992         $ 36,163          $ 25,767
        Italy                       9,832            8,762             4,615
        Other Europe               15,672           12,141             9,264
        Australia                   6,874            5,938             6,163
        Other                       4,657            4,470             4,307
                                 --------         --------          --------
                                 $ 70,027         $ 67,474          $ 50,116
                                 ========         ========          ========
    Income before provision
      for income taxes:
        United States            $  3,533         $  4,031          $  2,741
        Italy                       1,009            1,472              (278)
        Other Europe                2,072            1,287              (298)
        Australia                     703              720               774
        Other                         591              466               355
        Corporate (a)                (700)            (810)             (626)
                                 --------         --------          --------
        Total operating income      7,208            7,166             2,668
        Interest and other
          income (expense), net     1,102             (791)               88
                                 --------         --------          --------
                                 $  8,310         $  6,375          $  2,756
                                 ========         ========          ========
    Identifiable assets:
        United States (b)        $ 77,692         $ 39,889          $ 40,783
        Italy                       7,145            6,956             6,835
        Other Europe               16,529            9,680             9,514
        Australia                   3,560            3,202             2,893
        Other                       2,260            2,233             2,502
                                 --------         --------          --------
                                 $107,186         $ 61,960          $ 62,527
                                 ========         ========          ========

    Export revenues included in
      United States revenues
      above (c)                  $  7,598         $  8,820          $  4,548
                                 ========         ========          ========

    (a) Primarily general and administrative expenses.
    (b) Includes $42,335,000 in net proceeds from the 1996 initial public offering of Company common stock.
    (c) In general, export sales are denominated in U.S. dollars.

                                        21PAGE

    Thermo Sentron Inc.                          1996 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Unaudited Comparative Results

         The following unaudited financial information for the 12 months ended December 31, 1994, is presented to provide comparative results for 1995, included in the accompanying statement of income. The period from January 1, 1994, to March 15, 1994, represents the unaudited results reported prior to the Company's acquisition by Thermedics.

                                         Predecessor         The Company
                                         -----------   ---------------------
                                          January 1,   March 16,
                                               1994,       1994,
                                             Through     Through
                                           March 15,    Dec. 31,
                                                1994        1994       Total
    ------------------------------------------------------------------------
                                         (Unaudited)             (Unaudited)
    Revenues                                $11,016     $50,116     $61,132
                                            -------     -------     -------
    Costs and Operating Expenses:
      Cost of revenues                        7,525      32,680      40,205
      Selling, general, and
        administrative expenses               3,616      13,540      17,156
      Research and development expenses         311       1,228       1,539
                                            -------     -------     -------
                                             11,452      47,448      58,900
                                            -------     -------     -------
    Operating Income (Loss)                    (436)      2,668       2,232
    Interest Income                               -          25          25
    Interest Expense                              -        (572)       (572)
    Other Income                                  -         635         635
                                            -------     -------     -------
    Income (Loss) Before
      Provision for Income Taxes               (436)      2,756       2,320
    Provision for Income Taxes                   74       1,496       1,570
                                            -------     -------     -------
    Net Income (Loss)                       $  (510)    $ 1,260     $   750
                                            =======     =======     =======

    12. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1996                           First     Second        Third      Fourth
    ------------------------------------------------------------------------
    Revenues                     $16,697    $17,331     $17,518     $18,481
    Gross profit                   6,451      7,145       7,019       7,549
    Net income                       742      1,460       1,346       1,604
    Earnings per share               .11        .15         .14         .16

    1995                           First     Second        Third      Fourth
    ------------------------------------------------------------------------
    Revenues                     $16,457    $17,116     $17,460     $16,441
    Gross profit                   6,410      6,998       6,339       6,710
    Net income                       708      1,120       1,004         998
    Earnings per share               .10        .16         .14         .14
                                        22PAGE

    Thermo Sentron Inc.                          1996 Financial Statements

                    Report Of Independent Public Accountants


    To the Shareholders and Board of Directors of Thermo Sentron Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo Sentron Inc. (a Delaware corporation and 71%-owned subsidiary of Thermedics Inc.) and its subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for the years ended December 28, 1996, and December 30, 1995, and for the period from March 16, 1994, through December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Sentron Inc. and its subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for the years ended December 28, 1996, and December 30, 1995, and for the period from March 16, 1994, through December 31, 1994, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 6, 1997


                                        23PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                     Management's Discussion And Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-looking Statements."

    Overview

        The Company designs, develops, manufactures, and sells high-speed precision-weighing and inspection equipment for industrial production and packaging lines. The Company serves two principal markets: packaged goods and bulk materials. The Company's products for the packaged-goods market include a broad line of checkweighing equipment and metal detectors that can be integrated at various stages in production lines for process control and quality assurance. These products are sold to customers in the food-processing, pharmaceutical, mail-order, and other diverse industries. The Company's bulk-materials product line includes conveyor-belt scales, solid level-measurement and conveyor-monitoring devices, and sampling systems. These products are sold primarily to customers in the mining and material-processing industries, as well as to electric utilities, chemical, and other manufacturing companies.
        Prior to March 16, 1994, the Company was operated as a wholly owned subsidiary of Baker Hughes Incorporated (Baker Hughes). During the time that Baker Hughes owned the Company, the Company's European subsidiaries had a high cost structure relative to their sales. This high cost structure resulted in losses at the Company's European subsidiaries which could not be offset with income from the United States and other sources for tax purposes. Consequently, the Company's tax rate was significantly higher than statutory rates. Shortly after its purchase by Thermedics Inc. (Thermedics) in March 1994, the Company's management initiated a restructuring program to reduce its costs. This restructuring involved reducing the Company's manufacturing overhead through the outsourcing of noncritical manufacturing, as well as staff reductions, particularly at its European subsidiaries. In 1996 and 1995, the Company's foreign operations contributed income before provision for taxes at levels comparable to those of the Company's domestic operations (Note 10). In connection with the acquisition of the Company by Thermedics, the Company ceased to distribute a line of alloy analyzers (the TN product line). In January 1995, this distributorship was transferred to Thermo Instrument Systems Inc. (Thermo Instrument), a majority-owned subsidiary of Thermo Electron Corporation (Thermo Electron), at book value. The Company recorded $3.1 million of revenues from the TN product line in the twelve months ended December 31, 1994.
                                        24PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                     Management's Discussion And Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

        A portion of the Company's revenues are generated from large orders for the Company's sampling systems. This equipment has a high percentage of subcontracted costs, particularly for steel and steel fabrication, which results in lower gross profit margins than for the Company's other products. The timing of the sales of this equipment can lead to variability in the Company's quarterly revenues and income. In addition, over 60% of the Company's revenues in 1996 were derived from sales of products outside the United States, through export sales and sales by the Company's foreign subsidiaries. The Company expects an increase in the percentage of its revenues derived from international operations. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

    Results of Operations

    1996 Compared With 1995
        Revenues were $70.0 million in 1996, compared with $67.5 million in 1995, an increase of 4%. The increase in revenues primarily reflects the inclusion of $6.7 million in revenues from Hitech Electrocontrols Limited (Hitech), acquired in January 1996, and the solids flow-measurement product line of Endress + Hauser (Endress + Hauser), purchased in April 1996. This increase was offset in part by a $3.2 million decrease in U.S. revenues from existing product lines. U.S. revenues decreased due to lower demand resulting from a reduction in capital spending by major food suppliers, caused by higher grain prices and breakfast cereal price wars, and the inclusion of $1.8 million in revenues in 1995 from the sale of a large sampling system to a customer in Taiwan.
        The gross profit margin increased to 40% in 1996 from 39% in 1995, primarily due to sales from the higher-margin Endress + Hauser product line.
        Selling, general, and administrative expenses as a percentage of revenues increased to 27% in 1996 from 26% in 1995, primarily due to increased selling and marketing expenses for newly introduced products and the Endress + Hauser products. Research and development expenses were relatively unchanged at 2.7% of revenues in 1996 and 2.8% of revenues in 1995.
        Interest income increased to $1.5 million in 1996 from $0.2 million in 1995, primarily due to interest earned on the invested proceeds from the Company's April 1996 initial public offering of common stock
    (Note 4). Interest expense decreased to $0.6 million in 1996 from $0.9 million in 1995 due to the repayment of a note payable and a reduction in short-term borrowings. Interest expense includes interest on borrowings at the Company's foreign subsidiaries and on a credit facility denominated in British pounds sterling.
        The effective tax rate was 38% in 1996, compared with 40% in 1995. The effective tax rates exceed the statutory federal income tax rate due

                                        25PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                     Management's Discussion And Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
    primarily to the impact of state income taxes and foreign tax rate and tax law differences.

    1995 Compared With 1994
        Revenues were $67.5 million in 1995, compared with $61.1 million in the twelve months ended December 31, 1994 (Note 11), an increase of $6.4 million or 10%. Revenues increased $2.8 million primarily due to the inclusion of revenues for the entire 1995 period from Tecno Europa, acquired in July 1994. In addition, revenues increased in 1995 as a result of $3.6 million in higher sales of the Company's packaged-goods products due to increased demand, the inclusion of a $1.8 million sampling system order from a customer in Taiwan, and a $1.1 million increase due to the weakness of the U.S. dollar relative to foreign currencies in countries where the Company operates. These increases were partially offset by a $3.1 million decline in revenues in 1995 due to the transfer of the TN product line.
        The gross profit margin increased to 39% in 1995 from 34% in the twelve months ended December 31, 1994, primarily due to a reduction in workforce and other cost savings as a result of the restructuring of the Company's operations during 1994, after the Company was acquired by Thermedics.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 26% in 1995 from 28% in the twelve months ended December 31, 1994, due to the increased revenues in 1995 and a reduction in general and administrative expenses as part of the restructuring of the Company's operations in 1994. These decreases were offset in part by an increase in amortization of cost in excess of net assets of acquired companies during 1995 as a result of the acquisition of the Company by Thermedics. Research and development expenses as a percentage of revenues increased to 2.8% in 1995 from 2.5% in the twelve months ended December 31, 1994, due to the higher rate of research and development expenditures at Tecno Europa.
        Interest expense increased to $0.9 million in 1995 from $0.6 million in the twelve months ended December 31, 1994. Interest expense includes interest on borrowings at the Company's foreign subsidiaries incurred to refinance intercompany borrowings from Thermedics, which were made in connection with the acquisition of the Company by Thermedics. Interest expense also includes borrowings related to the purchase of Tecno Europa in 1994. The increase in interest expense in 1995 results from a full year of interest expense on the foreign borrowings related to the acquisition of the Company, offset in part by lower outstanding borrowings.
        Other income of $0.6 million in the twelve months ended December 31, 1994, represents a foreign-exchange gain on the repayment of intercompany borrowings from Thermedics.
        The effective tax rate was 40% in 1995, compared with 68% in the twelve months ended December 31, 1994. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes in 1995, and to the inability to provide a tax benefit on losses incurred at certain foreign subsidiaries, primarily in Germany,

                                        26PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                     Management's Discussion And Analysis of
                  Financial Condition and Results of Operations

    1995 Compared With 1994 (continued)
    France, and Italy, and the impact of state income taxes in 1994. As discussed in "Overview," the Company experienced losses at several foreign subsidiaries through 1994 as a result of a historically high cost structure. The Company took measures to reduce these losses following the 1994 acquisition of the Company by Thermedics.

    Liquidity and Capital Resources

        Consolidated working capital was $41.4 million at December 28, 1996, compared with negative $0.9 million at December 30, 1995. Included in working capital are cash, cash equivalents, and available-for-sale investments of $34.8 million at December 28, 1996, compared with $3.0 million at December 30, 1995.
        During 1996, operating activities provided cash of $3.5 million, net of $3.8 million of cash used to fund an increase in accounts receivable during the year, primarily as a result of unusually high U.S. sales in December 1996. A high level of cash receipts in December 1995 resulted in lower outstanding accounts receivable at year-end 1995.
        During 1996, the Company's primary investing activities, excluding purchases, sales, and maturities of available-for-sale investments, included acquisitions and capital expenditures. The Company acquired Hitech and the solids flow-measurement product line of Endress + Hauser in 1996 for approximately $8.9 million in cash (Note 3). The Hitech acquisition was financed with a credit facility denominated in British pounds sterling, and the product line purchase was financed with an advance from Thermo Electron. Both were repaid in April 1996 with proceeds received from the issuance of Company common stock. In March 1997, the Company acquired substantially all of the assets of RCC Industrial Electronics Pty. Ltd., a manufacturer of in-motion checkweighers for the food and pharmaceutical industries, for approximately $1.0 million in cash and the assumption of certain liabilities. The Company expended $0.9 million for purchases of property, plant, and equipment in 1996, and plans to make capital expenditures of approximately $1.1 million in 1997.
        In April 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering, for net proceeds of $42.3 million (Note
    4). The Company used part of the proceeds to repay approximately $12.6 million in short-term borrowings from Thermo Electron and third parties.
        Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. The Company expects that it will finance any such acquisition through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermedics or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.
                                        27PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.
        Risks Associated With Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approval, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.
        International Operations. Sales outside the United States accounted for more than 57% of the Company's total revenues in each of the last three years. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.
        Government Regulations and Approvals. The market for certain of the Company's products, both in the United States and abroad, is subject to or influenced by various domestic and foreign clean air and consumer protection laws. The Company designs, develops, and markets its products to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for the Company's products. In addition, the marketing of certain of the Company's products is dependent upon the receipt of regulatory and other approvals, including industry association approvals of the design, construction, and accuracy of the Company's products. Delays in obtaining, or the failure to obtain, any such approvals could have a material adverse effect on the Company's business and results of operations.
        Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company

                                        28PAGE

    Thermo Sentron Inc.                             1996 Financial Statements

                           Forward-looking Statements

    believes that the principal competitive factors affecting the market for precision-weighing and inspection equipment include customer service and support, quality and reliability, price, accuracy, ease of use, distribution channels, technical features, compatibility with customers' manufacturing processes, and regulatory approvals. Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff, and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines.
        Technological Change and New Products. The market for precision-weighing and inspection equipment is characterized by changing technology, evolving industry standards, and new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements. The Company is currently devoting significant resources to enhancing its existing products and developing new products and technologies. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion or that the Company's current or future products will satisfy the needs of the precision-weighing and inspection equipment market.
        Potential Fluctuations in Quarterly Performance. The Company's quarterly operating results may vary significantly depending on a number of factors, including the size, timing, and shipment of individual orders, seasonality of revenue, foreign currency exchange rates, the mix of products sold, and general economic conditions. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.




                                        29PAGE

 Thermo Sentron Inc.                              1996 Financial Statements

                         Selected Financial Information

                           The Company (a)                Predecessor (a)
                   ------------------------------  ----------------------------
                                        March 16,   Oct. 1,
                                            1994,     1993,          Fiscal
 (In thousands                            through   through        Year Ended
                                                                ---------------
 except per                              Dec. 31, March 15,      September 30,
 share amounts)        1996 (b)    1995      1994      1994     1993       1992
 ------------------------------------------------------------------------------
 Statement of
  Income Data:
 Revenues          $ 70,027   $ 67,474   $ 50,116  $ 24,300$ 58,641   $ 60,839
 Net income
   (loss)             5,152      3,830      1,260    (1,269)     991     1,139
 Earnings per
   share                .56        .55        .18

 Balance Sheet
   Data:
 Working capital   $ 41,394   $   (853)  $   (250) $ 13,409$ 12,460   $ 12,404
 Total assets       107,186     61,960     62,527    28,494  29,191     30,917
 Long-term
   obligation             -          -      1,849         -       -          -
 Shareholders'
   investment        82,365     34,687     34,600    15,781  15,660     15,947

 (a) On March 16, 1994, Thermedics acquired the Predecessor from Baker Hughes. Periods prior to March 16, 1994, represent the results of Ramsey as included in Baker Hughes' financial statements. Periods subsequent to March 15, 1994, represent the results of Ramsey as included in Thermedics' consolidated financial statements. The principal difference in the basis of accounting between the Predecessor and the Company relates to the cost in excess of net assets of acquired companies, the amortization of which approximates $860,000 per year.
 (b) Includes the net proceeds of the Company's initial public offering in April 1996.






                                     30PAGE

    Thermo Sentron Inc.                             1996 Financial Statements


    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TSR) since March 27, 1996, the date the Company's common stock began trading on that exchange.

                                                           1996
                                                 -----------------------
    Quarter                                        High            Low
    --------------------------------------------------------------------
    First                                        $17            $16
    Second                                        16 3/4         15
    Third                                         16 1/8         11 5/8
    Fourth                                        13 1/2         10 1/2

       As of January 24, 1997, the Company had 72 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 24, 1997, was $12 1/8 per share.

    Shareholder Services
        Shareholders of Thermo Sentron Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Sentron Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution will be limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/tsr.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

                                        31PAGE

    Thermo Sentron Inc.                             1996 Financial Statements



    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Sentron Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 2, 1997, at 1:30 p.m., at the Hyatt Regency Hotel, Hilton Head, South Carolina.






