Form 10-K, Exhibit 13
period 1998-01-03
THERMO SENTRON INC
filed 1998-03-12
CIK 1007022

Exhibit 13




















                               THERMO SENTRON INC.

                        Consolidated Financial Statements

                                      1997
PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except
    per share amounts)                      1997         1996          1995
    -----------------------------------------------------------------------
    Revenues (Notes 8 and 10)            $78,695      $70,027       $67,474
                                         -------      -------       -------

    Costs and Operating Expenses:
      Cost of revenues (Note 8)           47,564       41,863        41,017
      Selling, general, and
        administrative expenses (Note 8)  20,533       19,075        17,371
      Research and development expenses    1,888        1,881         1,920
                                         -------      -------       -------
                                          69,985       62,819        60,308
                                         -------      -------       -------

    Operating Income                       8,710        7,208         7,166

    Interest Income                        2,089        1,469           150
    Interest Expense                        (338)        (551)         (904)
    Other Income (Expense)                   175          184           (37)
                                         -------      -------       -------
    Income Before Provision for Income
      Taxes                               10,636        8,310         6,375
    Provision for Income Taxes (Note 6)    4,148        3,158         2,545
                                         -------      -------       -------
    Net Income                           $ 6,488      $ 5,152       $ 3,830
                                         =======      =======       =======
    Basic and Diluted Earnings per
      Share (Note 11)                    $   .66      $   .56       $   .55
                                         =======      =======       =======
    Weighted Average Shares (Note 11):
      Basic                                9,875        9,156         7,027
                                         =======      =======       =======
      Diluted                              9,878        9,162         7,027
                                         =======      =======       =======

    The accompanying notes are an integral part of these consolidated financial statements.




                                         2PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                        1997          1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                       $ 30,283      $ 28,226
      Available-for-sale investments, at quoted
        market value (amortized cost of $9,660 and
        $6,582; Note 2)                                  9,686         6,594
      Accounts receivable, less allowances of
        $1,083 and $1,812                               18,345        17,296
      Inventories                                       11,353        11,627
      Prepaid income taxes (Note 6)                      1,407         1,524
      Prepaid expenses                                     459           594
                                                      --------      --------
                                                        71,533        65,861
                                                      --------      --------
    Property, Plant, and Equipment, at Cost, Net         2,446         2,089
                                                      --------      --------
    Other Assets                                         4,074         3,522
                                                      --------      --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3 and 6)                         37,048        35,714
                                                      --------      --------
                                                      $115,101      $107,186
                                                      ========      ========
























                                         3PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

    (In thousands except share amounts)                   1997          1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable (Notes 3 and 9)                   $  5,122      $  3,596
      Accounts payable                                   6,861         6,898
      Accrued payroll and employee benefits              4,172         4,056
      Accrued income taxes                               3,036         2,686
      Customer deposits                                  2,307         1,936
      Other accrued expenses                             4,075         4,532
      Due to parent company and affiliated companies       955           763
                                                      --------      --------
                                                        26,528        24,467
                                                      --------      --------
    Deferred Income Taxes (Note 6)                         642           354
                                                      --------      --------

    Commitments (Note 7)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.01 par value, 30,000,000
        shares authorized; 9,875,000 shares issued          99            99
      Capital in excess of par value                    77,072        77,072
      Retained earnings                                 11,640         5,152
      Treasury stock at cost, 9,000 shares in 1997         (95)            -
      Cumulative translation adjustment                   (802)           34
      Net unrealized gain on available-for-sale
        investments (Note 2)                                17             8
                                                      --------      --------
                                                        87,931        82,365
                                                      --------      --------
                                                      $115,101      $107,186
                                                      ========      ========


    The accompanying notes are an integral part of these consolidated financial statements.


                                         4PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                           1997         1996          1995
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                         $  6,488     $  5,152      $  3,830
      Adjustments to reconcile net
        income to net cash provided by
        operating activities:
          Depreciation and amortization     1,905        1,865         1,518
          Provision for losses on
            accounts receivable                88          217           229
          Deferred income tax (benefit)
            expense                           621         (485)          436
          Gain on sale of investments           -          (37)            -
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable            (990)      (3,783)          539
              Inventories                      53         (959)         (607)
              Other current assets            (23)           4             8
              Accounts payable                280        1,018         1,975
              Other current liabilities      (490)         553        (1,709)
          Other                                 -           (4)           44
                                         --------     --------      --------
    Net cash provided by operating
      activities                            7,932        3,541         6,263
                                         --------     --------      --------

    Investing Activities:
      Acquisitions, net of cash
        acquired (Note 3)                  (2,860)      (4,323)            -
      Acquisition of product line
        (Note 3)                                -       (4,437)            -
      Purchases of available-for-sale
        investments                        (8,009)     (11,511)            -
      Proceeds from sale and maturities
        of available-for-sale investments   5,000        5,037             -
      Purchases of property, plant,
        and equipment                        (707)        (872)         (701)
      Proceeds from sale of property,
        plant, and equipment                   75          157            90
      Other                                  (150)        (158)            -
                                         --------     --------      --------
    Net cash used in investing
      activities                         $ (6,651)    $(16,107)     $   (611)
                                         --------     --------      --------


                                         5PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

    (In thousands)                             1997        1996        1995
    -----------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of Company
        common stock (Note 4)               $     -     $42,335     $     -
      Net increase (decrease) in short-term
        borrowings                            1,721      (2,569)          -
      Repayment of long-term obligation           -      (2,176)       (925)
      Repurchases of Company common stock       (95)          -           -
      Net transfer to parent company              -           -      (3,526)
                                            -------     -------     -------
    Net cash provided by (used in)
      financing activities                    1,626      37,590      (4,451)
                                            -------     -------     -------
    Exchange Rate Effect on Cash               (850)        190        (278)
                                            -------     -------     -------
    Increase in Cash and Cash Equivalents     2,057      25,214         923
    Cash and Cash Equivalents at Beginning
      of Year                                28,226       3,012       2,089
                                            -------     -------     -------
    Cash and Cash Equivalents at End of
      Year                                  $30,283     $28,226     $ 3,012
                                            =======     =======     =======

    Cash Paid For:
      Interest                              $   279     $   635     $   804
      Income taxes                          $ 3,245     $   939     $ 1,530

    Noncash Activities (Note 3):
      Fair value of assets of acquired
        companies                           $ 4,544     $ 6,510     $     -
      Cash paid for acquired companies       (3,043)     (4,464)          -
                                            -------     -------     -------
        Liabilities assumed of acquired
          companies                         $ 1,501     $ 2,046     $     -
                                            =======     =======     =======


    The accompanying notes are an integral part of these consolidated financial statements.







                                         6PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                          1997         1996          1995
    -----------------------------------------------------------------------
    Common Stock, $.01 Par Value
      Balance at beginning of year       $    99      $     -       $     -
      Issuance of Company common
        stock (Note 4)                         -           29             -
      Capitalization of Company                -           70             -
                                         -------      -------       -------
      Balance at end of year                  99           99             -
                                         -------      -------       -------

    Capital in Excess of Par Value
      Balance at beginning of year        77,072            -             -
      Issuance of Company common
        stock (Note 4)                         -       42,306             -
      Capitalization of Company                -       34,766             -
                                         -------      -------       -------
      Balance at end of year              77,072       77,072             -
                                         -------      -------       -------
    Retained Earnings
      Balance at beginning of year         5,152            -             -
      Net income                           6,488        5,152             -
                                         -------      -------       -------
      Balance at end of year              11,640        5,152             -
                                         -------      -------       -------
    Treasury Stock
      Balance at beginning of year             -            -             -
      Repurchases of Company common
        stock                                (95)           -             -
                                         -------      -------       -------
      Balance at end of year                 (95)           -             -
                                         -------      -------       -------
    Cumulative Translation Adjustment
      Balance at beginning of year            34         (149)           68
      Translation adjustment                (836)         183          (217)
                                         -------      -------       -------
      Balance at end of year                (802)          34          (149)
                                         -------      -------       -------

    Net Unrealized Gain on Available-
      for-sale Investments
      Balance at beginning of year             8            -             -
      Change in unrealized gain on
        available-for-sale investments         9            8             -
                                         -------      -------       -------
      Balance at end of year             $    17      $     8       $     -
                                         -------      -------       -------

                                         7PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                                     (continued)

    (In thousands)                         1997          1996           1995
    ------------------------------------------------------------------------
    Net Parent Company Investment
      Balance at beginning of year     $      -      $ 34,836       $ 34,532
      Net income prior to
        capitalization of Company             -             -          3,830
      Net transfer to parent company          -             -         (3,526)
      Capitalization of Company               -       (34,836)             -
                                       --------      --------       --------
      Balance at end of year                  -             -         34,836
                                       --------      --------       --------
    Total Shareholders' Investment     $ 87,931      $ 82,365       $ 34,687
                                       ========      ========       ========


    The accompanying notes are an integral part of these consolidated financial statements.











                                         8PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Sentron Inc. (the Company) designs, develops, manufactures, and sells high-speed precision-weighing and inspection equipment for industrial production and packaging lines. The Company serves two principal markets: packaged goods and bulk materials. Products for the packaged-goods market represented 36% of the Company's revenues in 1997 and are sold to customers in the food-processing, pharmaceutical, mail-order, and other diverse industries. Products for the bulk-materials market represented 64% of the Company's revenues in 1997 and are sold primarily to customers in the mining and material-processing industries, as well as to electric utilities, chemical, and other manufacturing companies.

    Relationship with Thermedics Inc. and Thermo Electron Corporation
        On March 16, 1994, Thermedics Inc. acquired the Ramsey Technology Inc. business (Ramsey, or the Predecessor) of Baker Hughes Incorporated. The Company was incorporated in November 1995 as a wholly owned subsidiary of Thermedics. On January 2, 1996, Thermedics transferred to the Company the assets, liabilities, and businesses of Ramsey and certain related companies in exchange for 7,000,000 shares of the Company's common stock. Thermedics is a 58%-owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermedics and Thermo Electron owned a total of 7,676,900 shares of the Company's common stock, representing 78% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Revenue Recognition
        The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

                                         9PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

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

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 11). As a result, all previously reported earnings per share have been restated, however, basic and diluted earnings per share equals the Company's previously reported earnings per share for the 1996 and 1995 periods presented. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. For periods prior to the Company's January 1996 capitalization, shares issued in connection with such capitalization have been shown as outstanding for purposes of computing earnings per share. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effect.

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $26,229,000 and $24,732,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable equity securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, the Company's cash equivalents also included investments in short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.


                                        10PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out, or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                         1997        1996
    -----------------------------------------------------------------------
    Raw materials                                       $ 3,937     $ 4,126
    Work in process                                       2,516       2,550
    Finished goods                                        4,900       4,951
                                                        -------     -------
                                                        $11,353     $11,627
                                                        =======     =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line and declining balance methods over the estimated useful lives of the property as follows: buildings, 30 years; machinery and equipment, 3 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                        1997        1996
    -----------------------------------------------------------------------
    Land                                                $  187      $  110
    Buildings                                              495         192
    Machinery, equipment, and leasehold improvements     3,773       3,274
                                                        ------      ------
                                                         4,455       3,576
    Less: Accumulated depreciation and amortization      2,009       1,487
                                                        ------      ------
                                                        $2,446      $2,089
                                                        ======      ======

    Other Assets
        Other assets in the accompanying balance sheet consist primarily of acquired technology, which is amortized using the straight-line method over its estimated useful life of 15 years. Accumulated amortization was $430,000 and $165,000 at year-end 1997 and 1996, respectively.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $3,440,000 and $2,517,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of


                                        11PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in other income (expense) in the accompanying statement of income and are not material for the three years presented.

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

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments." The aggregate market value, cost

                                        12PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

    basis, and gross unrealized gains of available-for-sale investments by major security type are as follows:

                                                                     Gross
                                              Market        Cost Unrealized
    (In thousands)                             Value       Basis      Gains
    ------------------------------------------------------------------------
    1997
    Corporate bonds                           $9,545      $9,519     $   26
    Other                                        141         141          -
                                              ------      ------     ------
                                              $9,686      $9,660     $   26
                                              ======      ======     ======

    1996
    Government-agency securities              $5,001      $4,995     $    6
    Corporate bonds                            1,522       1,516          6
    Other                                         71          71          -
                                              ------      ------     ------
                                              $6,594      $6,582     $   12
                                              ======      ======     ======

        Available-for-sale investments in the accompanying 1997 balance sheet have contractual maturities of one year or less.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains of $37,000 recorded in other income (expense) in the accompanying 1996 statement of income.

    3.  Acquisitions

        In July 1997, the Company acquired Westerland Engineering Ltd. for $1,961,000 in cash. To finance this acquisition, the Company borrowed $1,961,000, denominated in British pounds sterling, from a bank, pursuant to a promissory note repaid in January 1998 and bearing interest at 7.94%. Westerland, a manufacturer of process-weighing and control equipment, is based in England.
        In February 1997, the Company acquired substantially all of the assets of RCC Industrial Electronics Pty. Limited (RCCI) for $1,082,000 in cash and the assumption of certain liabilities. RCCI is an Australian-based manufacturer of in-motion checkweighers for the food and pharmaceutical industries.
        In April 1996, the Company purchased the assets of the solids flow-measurement product line of Endress + Hauser, Inc. (Endress + Hauser) for $4,437,000 in cash. The acquisition was financed with an advance from Thermo Electron that was repaid in April 1996.
        In January 1996, the Company acquired Hitech Electrocontrols Limited (Hitech), a U.K.-based manufacturer of metal-detection equipment and specialty checkweighing equipment for the baking industry, for $4,464,000


                                        13PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

    in cash. The acquisition was financed with a credit facility, denominated in British pounds sterling, that was repaid in April 1996.
        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of Westerland, RCCI, and Hitech exceeded the estimated fair value of the acquired net assets by $7,209,000, which is being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired. Pro forma data is not presented since these acquisitions were not material to the Company's results of operations.

    4.  Common Stock

        In April 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering at $16.00 per share, for net proceeds of $42,335,000. The Company used part of those proceeds to repay approximately $12,600,000 in advances and short-term borrowings from Thermo Electron and third parties (Note 3).
        At January 3, 1998, the Company had reserved 825,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

    5.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        In 1996, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted through the date of the Company's initial public offering became exercisable in September 1996, and subsequent grants became exercisable immediately. Options granted are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1996, that provides for the grant of stock options to outside directors pursuant
                                        14PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to participating in the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermedics.
       A summary of the Company's stock option activity is as follows:

                                          1997                  1996
                                    -----------------    ------------------

                                            Weighted               Weighted
                                   Number    Average     Number     Average
                                       of   Exercise         of    Exercise
    (Shares in thousands)          Shares      Price     Shares       Price
    -----------------------------------------------------------------------
    Options outstanding, beginning
      of year                         398     $14.12          -      $    -

        Granted                        201      12.52        398      14.12
        Forfeited                      (3)     14.00          -           -
                                    -----     ------      -----      ------
    Options outstanding, end of
      year                            596     $13.58        398      $14.12
                                    =====     ======      =====      ======
    Options exercisable               596     $13.58        398      $14.12
                                    =====     ======      =====      ======
    Options available for grant       204                   402
                                    =====                 =====


                                        15PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        A summary of the status of the Company's stock options at January 3, 1998, is as follows:

                                         Options Outstanding and Exercisable
                                         -----------------------------------
                                                                   Weighted
                                         Number Weighted Average    Average
                                             of        Remaining   Exercise
    Range of Exercise Prices             Shares Contractual Life      Price
    ------------------------------------------------------------------------
    (Shares in thousands)
    $ 9.80 - $11.35                          42       10.9 years     $ 9.80
     11.36 -  12.90                           8        6.0 years      12.28
     12.91 -  14.45                         516       10.1 years      13.76
     14.46 -  16.00                          30        3.3 years      16.00
                                            ---
    $ 9.80 - $16.00                         596        9.8 years     $13.58
                                            ===

    Employee Stock Purchase Program
    -------------------------------
        Effective November 1, 1997, substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1997, the program was sponsored by Thermedics and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at


                                        16PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                  1997      1996
    ------------------------------------------------------------------------
    Net income:
      As reported                                          $6,488    $5,152
      Pro forma                                             6,252     4,989

    Basic and diluted earnings per share:
      As reported                                             .66       .56
      Pro forma                                               .63       .54

        Pro forma compensation expense for options granted is reflected over the vesting period, therefore future pro forma compensation expense may be greater as additional options are granted.
        The weighted average fair value per share of options granted was $5.98 and $6.69 in 1997 and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                             1997      1996
    ------------------------------------------------------------------------
    Volatility                                                28%       29%
    Risk-free interest rate                                  6.3%      6.1%
    Expected life of options                            7.8 years   8 years

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

    401(k) Savings Plan
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $332,000, $316,000, and $321,000 in 1997, 1996, and
    1995, respectively.


                                        17PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------
    Domestic                                     $ 5,969   $ 4,374   $ 3,233
    Foreign                                        4,667     3,936     3,142
                                                 -------   -------   -------
                                                 $10,636   $ 8,310   $ 6,375
                                                 =======   =======   =======

        The components of the provision for income taxes are as follows:
    (In thousands)                                 1997        1996     1995
    ------------------------------------------------------------------------
    Currently payable:
      Federal                                    $1,920      $1,289   $  726
      State                                         380         392      166
      Foreign                                     1,227       1,962    1,217
                                                 ------      ------   ------
                                                  3,527       3,643    2,109
                                                 ------      ------   ------

    Net deferred (prepaid):
      Federal                                        13         (54)     287
      State                                           3         (12)      77
      Foreign                                       605        (419)      72
                                                 ------      ------   ------
                                                    621        (485)     436
                                                 ------      ------   ------
                                                 $4,148      $3,158   $2,545
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

    (In thousands)                                 1997        1996    1995
    -----------------------------------------------------------------------
    Provision for income taxes at statutory
      rate                                       $3,723      $2,909  $2,231
    Increases (decreases) resulting from:
      State income taxes, net of federal tax        249         247     158
      Foreign tax rate and tax law differential     205         165     188
      Tax benefit of foreign sales corporation     (137)        (42)    (68)
      Other, net                                    108        (121)     36
                                                 ------      ------  ------
                                                 $4,148      $3,158  $2,545
                                                 ======      ======  ======
                                        18PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1997      1996
    --------------------------------------------------------------
    Prepaid income taxes:
      Reserves and accruals                      $  746    $  677
      Accrued compensation                          503       470
      Allowance for doubtful accounts               110       339
      Inventory basis difference                     48        38
                                                 ------    ------
                                                 $1,407    $1,524
                                                 ======    ======

    Deferred (prepaid) income taxes:
      Depreciation                               $   (3)   $   37
      Intangible assets                             645       317
                                                 ------    ------
                                                 $  642    $  354
                                                 ======    ======

        A provision has not been made for U.S. or additional foreign taxes on $5,705,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

    7.  Commitments

        The Company leases portions of its office and operating facilities under various operating lease arrangements expiring between 1998 and 2013. The accompanying statement of income includes expenses from operating leases of $1,898,000, $1,759,000, and $1,940,000 in 1997, 1996,
    and 1995, respectively. Future minimum payments due under noncancelable operating leases at January 3, 1998, were $1,526,000 in 1998, $964,000 in 1999, $643,000 in 2000, $207,000 in 2001, $74,000 in 2002, and $326,000
    in 2003 and thereafter. Total future minimum lease payments of $3,740,000 have not been reduced by minimum sublease rentals of $302,000 due through 1999 under noncancelable operating leases.

    8.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain


                                        19PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related-party Transactions (continued)

    financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.20% of the Company's revenues in 1995. For these services, the Company was charged $787,000, $700,000, and $810,000 in 1997, 1996, and
    1995, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Other Related-party Transactions
        In connection with the acquisition of the Company by Thermedics, the Company ceased to distribute a line of alloy analyzers. In January 1995, this distributorship (TN Technologies or TN) was transferred to Thermo Instrument Systems Inc., a publicly traded, majority-owned subsidiary of Thermo Electron, for book value.
        The Company acts as a distributor in Europe for process measurement instruments manufactured by TN. In 1997, 1996, and 1995, the Company purchased such products from TN for $564,000, $563,000, and $988,000, respectively.
        In 1997, 1996, and 1995, the Company sold meters to TN pursuant to purchase orders resulting in revenues of $6,000, $114,000, and $23,000, respectively.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    9.  Short-term Obligations

        Certain of the Company's foreign subsidiaries have lines of credit outstanding of $3,200,000 and $3,500,000 as of year-end 1997 and 1996, respectively. The weighted average interest rate for these borrowings was 7.1% and 6.4% as of year-end 1997 and 1996, respectively. Unused lines of credit were $9,600,000 as of January 3, 1998. Amounts borrowed under these arrangements are included in notes payable in the accompanying balance sheet.

                                        20PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Geographical Information

        The Company is engaged in one business segment: designing, developing, manufacturing, and selling high-speed precision-weighing and inspection equipment. The following table shows data for the Company by geographical area:
    (In thousands)                           1997         1996          1995
    ------------------------------------------------------------------------
    Revenues:
        United States                    $ 37,595     $ 32,992      $ 36,163
        Italy                               9,363        9,832         8,762
        United Kingdom                      7,723        6,797         2,600
        Other Europe                        9,079        8,875         9,541
        Australia                           8,602        6,874         5,938
        Other                               6,333        4,657         4,470
                                         --------     --------      --------
                                         $ 78,695     $ 70,027      $ 67,474
                                         ========     ========      ========
    Income before provision
      for income taxes:
        United States                    $  4,717     $  3,533      $  4,031
        Italy                               1,354        1,009         1,472
        United Kingdom                        212          662            49
        Other Europe                        1,307        1,410         1,238
        Australia                           1,229          703           720
        Other                                 872          591           466
        Corporate (a)                        (981)        (700)         (810)
                                         --------     --------      --------
        Total operating income              8,710        7,208         7,166
        Interest and other
          income (expense), net             1,926        1,102          (791)
                                         --------     --------      --------
                                         $ 10,636     $  8,310      $  6,375
                                         ========     ========      ========
    Identifiable assets:
        United States                    $ 80,637     $ 77,692      $ 39,889
        Italy                               6,800        7,145         6,956
        United Kingdom                     13,171       10,173         3,474
        Other Europe                        6,025        6,356         6,206
        Australia                           5,530        3,560         3,202
        Other                               2,938        2,260         2,233
                                         --------     --------      --------
                                         $115,101     $107,186      $ 61,960
                                         ========     ========      ========

    Export revenues included in
      United States revenues
      above (b)                          $ 10,719     $  7,598      $  8,820
                                         ========     ========      ========
    ____________
    (a) Primarily general and administrative expenses.
    (b) In general, export sales are denominated in U.S. dollars.

                                        21PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)       1997      1996      1995
    ----------------------------------------------------------------------
    Basic
    Net income                                  $6,488    $5,152    $3,830
                                                ------    ------    ------
    Weighted average shares                      9,875     9,156     7,027
                                                ------    ------    ------
    Basic earnings per share                    $  .66    $  .56    $  .55
                                                ======    ======    ======

    Diluted
    Net income                                  $6,488    $5,152    $3,830
                                                ------    ------    ------
    Weighted average shares                      9,875     9,156     7,027
    Effect of stock options                          3         6         -
                                                ------    ------    ------
    Weighted average shares, as adjusted         9,878     9,162     7,027
                                                ------    ------    ------
    Diluted earnings per share                  $  .66    $  .56    $  .55
                                                ======    ======    ======

        The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. At January 3, 1998, there were 554,000 of such options outstanding, with exercise prices ranging from $12.28 to $16.00 per share.

    12. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                           First     Second       Third      Fourth
    -----------------------------------------------------------------------
    Revenues                     $17,981    $18,486     $19,500     $22,728
    Gross profit                   6,896      7,594       7,823       8,818
    Net income                     1,348      1,642       1,640       1,858
    Basic and diluted earnings
      per share                      .14        .17         .17         .19

    1996                           First     Second       Third      Fourth
    -----------------------------------------------------------------------
    Revenues                     $16,697    $17,331     $17,518     $18,481
    Gross profit                   6,451      7,145       7,019       7,549
    Net income                       742      1,460       1,346       1,604
    Basic and diluted earnings
      per share                      .11        .15         .14         .16



                                        22PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Sentron Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo Sentron Inc. (a Delaware corporation and 71%-owned subsidiary of Thermedics Inc.) and its subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Sentron Inc. and its subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 12, 1998



                                        23PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

    Overview
        The Company designs, develops, manufactures, and sells high-speed precision-weighing and inspection equipment for industrial production and packaging lines. The Company serves two principal markets: packaged goods and bulk materials. The Company's products for the packaged-goods market include a broad line of checkweighing equipment and metal detectors that can be integrated at various stages in production lines for process control and quality assurance. These products are sold to customers in the food-processing, pharmaceutical, mail-order, and other diverse industries. The Company's bulk-materials product line includes conveyor-belt scales, solid level-measurement and conveyor-monitoring devices, sampling systems, and small capacity feeders. These products are sold primarily to customers in the mining and material-processing industries, as well as to electric utilities, chemical, and other manufacturing companies.
        A portion of the Company's revenues are generated from large orders for the Company's sampling systems. This equipment has a high percentage of subcontracted costs, particularly for steel and steel fabrication, which results in lower gross profit margins in comparison to the Company's other products. The timing of the sales of this equipment can lead to variability in the Company's quarterly revenues and income. In addition, over 66% of the Company's revenues in 1997 were derived from sales of products outside the United States, through export sales and sales by the Company's foreign subsidiaries. During 1997, the Company had exports from its U.S. and foreign operations to Asia of approximately 9% of total revenues. Exports to Asia in 1997 were primarily to China, Taiwan, Indonesia, and Japan. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency- exchange and interest rates, and unstable stock markets. The Company's export sales could be adversely affected by the unstable economic conditions in Asia. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

                                        24PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


    Results of Operations

    1997 Compared With 1996
        Revenues increased 12% to $78.7 million in 1997 from $70.0 million in 1996. Revenues increased $4.2 million due to the acquisitions of the business of RCC Industrial Electronics Pty. Limited (RCCI) in February 1997 and Westerland Engineering Ltd. in July 1997, as well as the inclusion of revenues for the full year from the solids flow-measurement product line of Endress + Hauser, Inc., purchased in April 1996. Revenues decreased $2.7 million due to a stronger U.S. dollar relative to currencies in foreign countries in which the Company operates. Excluding the impact of acquisitions and foreign exchange, revenues increased $7.2 million. Sales of products in the bulk-materials product line increased approximately $4.6 million, primarily due to increased export sales from the North American operations, resulting from increased demand in Southeast Asia and Latin America. Sales of products in the packaged-goods product line increased approximately $2.6 million, primarily due to increased demand in the U.S.
        The gross margin was unchanged at 40% in 1997 and 1996.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 26% in 1997 from 27% in 1996, primarily due to increased revenues and, to a lesser extent, increased efforts to control costs. Research and development expenses were unchanged at $1.9 million in 1997 and 1996.
        Interest income increased to $2.1 million in 1997 from $1.5 million in 1996, primarily due to increased cash balances for the full year in 1997 as a result of proceeds received from the Company's April 1996 initial public offering of common stock (Note 4). Interest expense decreased to $0.3 million in 1997 from $0.6 million in 1996, primarily due to the 1996 repayment of a note payable. Interest expense includes interest on borrowings at the Company's foreign subsidiaries and on a credit facility denominated in British pounds sterling (Note 9).
        The effective tax rate was 39% in 1997, compared with 38% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and foreign tax rate differences.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the
                                        25PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


    1997 Compared With 1996 (continued)
    year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    1996 Compared With 1995
        Revenues were $70.0 million in 1996, compared with $67.5 million in 1995, an increase of 4%. The increase in revenues primarily reflects the inclusion of $6.7 million in revenues from Hitech Electrocontrols Limited (Hitech), acquired in January 1996, and the solids flow-measurement product line of Endress + Hauser, purchased in April 1996. This increase was offset in part by a $3.2 million decrease in U.S. revenues from existing product lines. U.S. revenues decreased due to lower demand resulting from a reduction in capital spending by major food suppliers, caused by higher grain prices and breakfast cereal price wars, and the inclusion of $1.8 million in revenues in 1995 from the sale of a large sampling system to a customer in Taiwan.
        The gross profit margin increased to 40% in 1996 from 39% in 1995, primarily due to sales from the higher-margin Endress + Hauser product line.
        Selling, general, and administrative expenses as a percentage of revenues increased to 27% in 1996 from 26% in 1995, primarily due to increased selling and marketing expenses for newly introduced products and the Endress + Hauser products. Research and development expenses were relatively unchanged at $1.9 million in 1996 and 1995.
        Interest income increased to $1.5 million in 1996 from $0.2 million in 1995, primarily due to interest earned on the invested proceeds from the Company's April 1996 initial public offering of common stock. Interest expense decreased to $0.6 million in 1996 from $0.9 million in 1995 due to the repayment of a note payable and a reduction in short-term borrowings.
        The effective tax rate was 38% in 1996, compared with 40% in 1995. The effective tax rates exceeded the statutory federal income tax rate due primarily to the impact of state income taxes and foreign tax rate and tax law differences.

    Liquidity and Capital Resources

        Consolidated working capital was $45.0 million at January 3, 1998, compared with $41.4 million at December 28, 1996. Included in working capital are cash, cash equivalents, and available-for-sale investments of $40.0 million at January 3, 1998, compared with $34.8 million at December 28, 1996. During 1997, operating activities provided cash of $7.9 million.
        During 1997, the Company's primary investing activities, excluding available-for-sale investment activity, included acquisitions and capital expenditures. The Company expended $2.9 million, net of cash acquired, for acquisitions (Note 3). To finance one acquisition, the Company borrowed $2.0 million, denominated in British pounds sterling, from a bank, pursuant to a promissory note repaid in January 1998 and bearing interest at 7.94%. The Company expended $0.7 million for purchases of
                                        26PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


    Liquidity and Capital Resources (continued)

    property, plant, and equipment in 1997, and plans to make capital expenditures of approximately $1.2 million in 1998.
        The Company's financing activities provided $1.6 million of cash in 1997. In December 1997, the Company's Board of Directors authorized the repurchase, through December 8, 1998, of up to $5.0 million of Company common stock in the open market, or in negotiated transactions. Through January 3, 1998, the Company has expended $0.1 million under this authorization. Any repurchases are funded from working capital. Certain of the Company's foreign subsidiaries have foreign-currency-denominated line-of-credit arrangements with banks. Notes payable in the accompanying 1997 balance sheet includes $3.2 million of short-term borrowings under these arrangements. Unused lines of credit were $9.6 million as of January 3, 1998.
        Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. While the Company currently has no agreements to acquire other businesses, the Company expects that it would finance any such acquisition through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermedics or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.





                                        27PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Risks Associated With Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approval, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company.

        International Operations. Sales outside the United States accounted for 66% of the Company's total revenues in 1997. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

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

                                        28PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                           Forward-looking Statements

        Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for precision-weighing and inspection equipment include customer service and support, quality and reliability, price, accuracy, ease of use, distribution channels, technical features, compatibility with customers' manufacturing processes, and regulatory approvals. Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff, and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines.

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

        Potential Impact of Year 2000 on Processing of Date-Sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.

                                        29PAGE

    Thermo Sentron Inc.                             1997 Financial Statements

                           Forward-looking Statements

        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.






















                                        30PAGE

   Thermo Sentron Inc.                               1997 Financial Statements

                         Selected Financial Information

                               The Company (a)              Predecessor (a)
                     ------------------------------------  ------------------
                                                March 16,   Oct. 1,    Fiscal
                                                    1994,     1993,      Year
   (In thousands                                  through   through     Ended
   except per                                    Dec. 31,  Mar. 15, Sept. 30,
   share amounts)      1997(b)   1996(c)   1995      1994      1994      1993
   --------------------------------------------------------------------------
   Statement of
    Operations Data:
   Revenues        $ 78,695  $ 70,027  $ 67,474  $ 50,116  $ 24,300  $ 58,641
   Net income
     (loss)           6,488     5,152     3,830     1,260    (1,269)      991
   Basic and
     diluted
     earnings
     (loss) per
     share (d)          .66       .56       .55       .18      (.18)      .14

   Balance Sheet
     Data:
   Working
     capital       $ 45,005  $ 41,394  $   (853) $   (250) $ 13,409  $ 12,460
   Total assets     115,101   107,186    61,960    62,527    28,494    29,191
   Long-term
     obligation           -         -         -     1,849         -         -
   Shareholders'
     investment      87,931    82,365    34,687    34,600    15,781    15,660
   ____________
   (a) On March 16, 1994, Thermedics acquired the Predecessor from Baker Hughes. Periods prior to March 16, 1994, represent the results of Ramsey as included in Baker Hughes' financial statements. Periods subsequent to March 15, 1994, represent the results of Ramsey as included in Thermedics' consolidated financial statements. The principal difference in the basis of accounting between the Predecessor and the Company relates to the cost in excess of net assets of acquired companies, the amortization of which approximates $860,000 per year.
   (b) Reflects the February 1997 acquisition of the business of RCC Industrial Electronics Pty. Limited and the July 1997 acquisition of Westerland Engineering Ltd.
   (c) Includes the net proceeds of the Company's initial public offering in April 1996, and reflects the January 1996 acquisition of Hitech Electrocontrols Limited and the April 1996 acquisition of the solids flow-measurement product line of Endress & Hauser.
   (d) For periods prior to the Company's January 1996 capitalization, shares issued in connection with such capitalization have been assumed outstanding for purposes of computing earnings (loss) per share.


                                       31PAGE

    Thermo Sentron Inc.                             1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol TSR. The following table sets forth the high and low sale prices of the Company's common stock since March 27, 1996, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system.

                               1997                             1996
                       -------------------              --------------------
    Quarter               High         Low                 High          Low
    ------------------------------------------------------------------------
    First              $13 3/4   $ 9                    $17          $16
    Second              11 5/8     8  9/16               16 3/4       15
    Third               14 1/8    10 15/16               16 1/8       11 5/8
    Fourth              14         9   1/4               13 1/2       10 1/2

        As of January 30, 1998, the Company had 67 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $9 13/16 per share.

    Shareholder Services
        Shareholders of Thermo Sentron Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Sentron Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/ subsid/tsr1.html).

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

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.
                                        32PAGE

    Thermo Sentron Inc.                             1997 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Sentron Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 1:30 p.m., at the Hyatt Regency Hotel, Scottsdale, Arizona.



                                        33PAGE