Form 10-K, Exhibit 13
period 1999-01-02
THERMO SENTRON INC
filed 1999-03-15
CIK 1007022

Exhibit 13

















                               Thermo Sentron Inc.

                        Consolidated Financial Statements

                                      1998



Thermo Sentron Inc.                                                             1998 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                            1998      1997     1996
------------------------------------------------------------------------------- -------- --------- --------

Revenues (Notes 8 and 10)                                                       $98,763   $78,695  $70,027
                                                                                -------   -------  -------

Costs and Operating Expenses:
  Cost of revenues (Note 8)                                                      61,621    47,564   41,863
  Selling, general, and administrative expenses (Note 8)                         25,449    20,533   19,075
  Research and development expenses                                               2,823     1,888    1,881
                                                                                 ------   -------   ------

                                                                                 89,893    69,985   62,819
                                                                                 ------   -------   ------

Operating Income                                                                  8,870     8,710    7,208

Interest Income                                                                   1,398     2,089    1,469
Interest Expense (includes $663 to related party in 1998; Notes 3 and 9)         (1,060)     (338)    (551)
Other Income                                                                        197       175      184
                                                                                 ------   -------   ------

Income Before Provision for Income Taxes                                          9,405    10,636    8,310
Provision for Income Taxes (Note 6)                                               3,686     4,148    3,158
                                                                                 ------   -------   ------

Net Income                                                                       $5,719   $ 6,488   $5,152
                                                                                 ======   =======   ======

Basic and Diluted Earnings per Share (Note 11)                                   $  .59   $   .66   $  .56
                                                                                 ======   =======   ======

Weighted Average Shares (Note 11)
  Basic                                                                           9,625     9,875    9,156
                                                                                 ======   =======   ======

  Diluted                                                                         9,627     9,878    9,162
                                                                                 ======   =======   ======












The accompanying notes are an integral part of these consolidated financial statements.


Thermo Sentron Inc.                                                             1998 Financial Statements

                           Consolidated Balance Sheet
(In thousands)                                                                             1998       1997
------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents (includes $3,741 and $26,229 under repurchase             $  14,144  $  30,283
   agreement with affiliated company)
  Available-for-sale investments, at quoted market value (amortized cost                      -      9,686
    of $9,660 in 1997; Note 2)
  Accounts receivable, less allowances of $1,367 and $1,083                              25,076     18,345
  Inventories                                                                            16,029     11,353
  Prepaid income taxes (Note 6)                                                           3,330      1,407
  Prepaid expenses                                                                          859        459
                                                                                      ---------  ---------

                                                                                         59,438     71,533
                                                                                      ---------  ---------

Property, Plant, and Equipment, at Cost, Net                                              3,757      2,446
                                                                                      ---------  ---------

Other Assets                                                                              4,768      4,074
                                                                                      ---------  ---------

Cost in Excess of Net Assets of Acquired Companies (Note 3)                              72,201     37,048
                                                                                      ---------  ---------

                                                                                      $ 140,164  $ 115,101
                                                                                      =========  =========

Thermo Sentron Inc.                                                             1998 Financial Statements

                     Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                                        1998       1997
------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Note payable to Thermo Electron (Note 3)                                             $ 19,000   $      -
  Notes payable (includes $791 to affiliated company in 1998; Notes 3 and 9)              3,047      5,122
  Accounts payable                                                                        9,472      6,861
  Accrued payroll and employee benefits                                                   4,483      4,172
  Accrued income taxes                                                                    3,664      3,036
  Customer deposits                                                                       2,688      2,307
  Other accrued expenses                                                                  7,098      4,075
  Due to parent company and affiliated companies                                            810        955
                                                                                       --------   --------

                                                                                         50,262     26,528
                                                                                       --------   --------

Deferred Income Taxes (Note 6)                                                              909        642
                                                                                       --------   --------

Commitments (Note 7)

Shareholders' Investment (Notes 4 and 5):
  Common stock, $.01 par value, 30,000,000 shares authorized; 9,875,000                      99         99
    shares issued
  Capital in excess of par value                                                         77,072     77,072
  Retained earnings                                                                      17,359     11,640
  Treasury stock at cost, 447,099 and 9,000 shares                                       (4,965)       (95)
  Accumulated other comprehensive items (Note 12)                                          (572)      (785)
                                                                                       --------   --------

                                                                                         88,993      87,931
                                                                                       --------   --------

                                                                                       $140,164   $115,101
                                                                                       ========   ========



















The accompanying notes are an integral part of these consolidated financial statements.


Thermo Sentron Inc.                                                             1998 Financial Statements

                      Consolidated Statement of Cash Flows
(In thousands)                                                                   1998      1997      1996
---------------------------------------------------------------------------- --------- --------- ---------

Operating Activities
  Net income                                                                 $  5,719  $  6,488  $  5,152
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                             2,894     1,905     1,865
      Provision for losses on accounts receivable                                 260        88       217
      Deferred income tax expense (benefit)                                      (269)      621      (485)
      Gain on sale of investments                                                 (11)        -       (37)
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                       233      (990)   (3,783)
        Inventories                                                             1,661        53      (959)
        Other current assets                                                      (52)      (23)        4
        Accounts payable                                                         (391)      280     1,018
        Other current liabilities                                              (2,653)     (490)      553
      Other                                                                         -         -        (4)
                                                                             --------  --------  --------

         Net cash provided by operating activities                              7,391     7,932     3,541
                                                                             --------  --------  --------

Investing Activities
  Acquisitions, net of cash acquired (Note 3)                                 (43,976)   (2,860)   (4,323)
  Acquisition of product line (Note 3)                                              -         -    (4,437)
  Proceeds from sale and maturities of available-for-sale                       9,511     5,000     5,037
   investments
  Purchases of available-for-sale investments                                       -    (8,009)  (11,511)
  Purchases of property, plant, and equipment                                  (1,043)     (707)     (872)
  Proceeds from sale of property, plant, and equipment                             13        75       157
  Other                                                                          (232)     (150)     (158)
                                                                             --------  --------  --------

         Net cash used in investing activities                                (35,727)   (6,651)  (16,107)
                                                                             --------  --------  --------

Financing Activities
  Issuance of short-term obligations to Thermo Electron (Note 3)               21,000         -         -
  Repayment of short-term obligations to Thermo Electron (Note 3)              (2,000)        -         -
  Net proceeds from issuance of Company common stock (Note 4)                       -         -    42,335
  Net increase (decrease) in short-term borrowings                             (2,168)    1,721    (2,569)
  Repayment of long-term obligation                                                 -         -    (2,176)
  Repurchases of Company common stock                                          (4,870)      (95)        -
                                                                             --------  --------  --------

         Net cash provided by financing activities                           $ 11,962  $  1,626  $ 37,590
                                                                             --------  --------  --------


Thermo Sentron Inc.                                                             1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                   1998      1997      1996
---------------------------------------------------------------------------- --------- --------- ---------

Exchange Rate Effect on Cash                                                 $    235  $   (850) $    190
                                                                             --------  --------  --------

Increase (Decrease) in Cash and Cash Equivalents                              (16,139)    2,057    25,214
Cash and Cash Equivalents at Beginning of Year                                 30,283    28,226     3,012
                                                                             --------  --------  --------

Cash and Cash Equivalents at End of Year                                     $ 14,144  $ 30,283  $ 28,226
                                                                             ========  ========  ========

Cash Paid For
  Interest                                                                   $  1,183  $    279  $    635
  Income taxes                                                               $  3,740  $  3,245  $    939

Noncash Activities
  Fair value of assets of acquired companies                                 $ 54,390  $  4,544  $  6,510
  Cash paid for acquired companies                                            (43,976)   (3,043)   (4,464)
                                                                             --------  --------  --------

    Liabilities assumed of acquired companies                                $ 10,414  $  1,501  $  2,046
                                                                             ========  ========  ========































The accompanying notes are an integral part of these consolidated financial statements.

Thermo Sentron Inc.                                                             1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                  1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Comprehensive Income
Net Income                                                                  $  5,719   $  6,488   $  5,152
                                                                            --------   --------   --------
Other Comprehensive Items, Net (Note 12):
  Foreign currency translation adjustment                                        230       (836)       183
  Net unrealized gain (loss) on available-for-sale investments                   (17)         9          8
                                                                            --------   --------   --------

                                                                                 213       (827)       191
                                                                            --------   --------   --------

                                                                            $  5,932   $  5,661   $  5,343
                                                                            ========   ========   ========

Shareholders' Investment
Common Stock, $.01 Par Value:
  Balance at beginning of year                                              $     99   $     99   $      -
  Issuance of Company common stock (Note 4)                                        -          -         29
  Capitalization of Company                                                        -          -         70
                                                                            --------   --------   --------

  Balance at end of year                                                          99         99         99
                                                                            --------   --------   --------

Capital in Excess of Par Value:
  Balance at beginning of year                                                77,072     77,072          -
  Issuance of Company common stock (Note 4)                                        -          -     42,306
  Capitalization of Company                                                        -          -     34,766
                                                                            --------   --------   --------

  Balance at end of year                                                      77,072     77,072     77,072
                                                                            --------   --------   --------

Retained Earnings:
  Balance at beginning of year                                                11,640      5,152          -
  Net income                                                                   5,719      6,488      5,152
                                                                            --------   --------   --------

  Balance at end of year                                                      17,359     11,640      5,152
                                                                            --------   --------   --------

Treasury Stock:
  Balance at beginning of year                                                   (95)         -          -
  Repurchases of Company common stock                                         (4,870)       (95)         -
                                                                            --------   --------   --------

  Balance at end of year                                                      (4,965)       (95)         -
                                                                            --------   --------   --------

Accumulated Other Comprehensive Items (Note 12):
  Balance at beginning of year                                                  (785)        42       (149)
  Other comprehensive items, net                                                 213       (827)       191
                                                                            --------   --------   --------

  Balance at end of year                                                        (572)      (785)        42
                                                                            --------   --------   --------

Net Parent Company Investment:
  Balance at beginning of year                                                     -          -     34,836
  Capitalization of Company                                                        -          -    (34,836)
                                                                            --------   --------   --------

  Balance at end of year                                                           -          -          -

                                                                            --------   --------   --------
                                                                            $ 88,993   $ 87,931   $ 82,365
                                                                            ========   ========   ========


The accompanying notes are an integral part of these consolidated financial statements.

Thermo Sentron Inc.                                    1998 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Sentron Inc. (the Company) develops, manufactures, and markets high-speed precision-weighing and inspection equipment for industrial production and packaging lines. The Company is managed geographically and operates in three segments: North America, Europe, and Other, which principally includes
Australia, New Zealand, and South Africa. Each of the Company's segments serves two principal markets: packaged goods and bulk materials. Products for the packaged-goods market represented 51% of the Company's revenues in 1998 and are sold to customers in the food-processing, pharmaceutical, mail-order, and other diverse industries. Products for the bulk-materials market represented 49% of the Company's revenues in 1998 and are sold primarily to customers in the mining and material-processing industries, as well as to electric utilities, chemical, and other manufacturing companies.

Relationship with Thermedics Inc. and Thermo Electron Corporation
      On March 16, 1994, Thermedics Inc. acquired the Ramsey Technology Inc.
business (Ramsey, or the Predecessor) of Baker Hughes Incorporated. The Company was incorporated in November 1995 as a wholly owned subsidiary of Thermedics. On
January 2, 1996, Thermedics transferred to the Company the assets, liabilities, and businesses of Ramsey and certain related companies in exchange for 7,000,000 shares of the Company's common stock. As of January 2, 1999, Thermedics owned
7,000,000 shares of the Company's common stock, representing 74% of such stock outstanding. Thermedics is a 74%-owned subsidiary of Thermo Electron
Corporation. As of January 2, 1999, Thermo Electron owned 1,131,124 shares of the Company's common stock, representing 12% of such stock outstanding.
      During 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization, Thermo Electron announced that the Company may be taken private and become a wholly owned subsidiary of Thermo Electron (Note 13).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal years 1998 and 1996 each included 52 weeks; fiscal year 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effect.

Cash and Cash Equivalents
      At year-end 1998 and 1997, $3,741,000 and $26,229,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable equity securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite
Rate plus 25 basis points, set at the beginning of each quarter. At year-end
1998 and 1997, the Company's cash equivalents also included investments in short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out, or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Raw Materials                                                                            $ 5,603  $  3,937
Work in Process                                                                            2,891     2,516
Finished Goods                                                                             7,535     4,900
                                                                                         -------  --------

                                                                                         $16,029  $ 11,353
                                                                                         =======  ========

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line and declining balance methods over the estimated useful lives of the property as follows: buildings, 30 years; machinery and equipment, 2 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                              1998     1997
---------------------------------------------------------------------------------------- -------- --------

Land                                                                                      $  180   $  187
Buildings                                                                                    484      495
Machinery, Equipment, and Leasehold Improvements                                           6,003    3,773
                                                                                          ------   ------

                                                                                           6,667    4,455
Less:  Accumulated Depreciation and Amortization                                           2,910    2,009
                                                                                          ------   ------

                                                                                          $3,757   $2,446
                                                                                          ======   ======

Other Assets
      Other assets in the accompanying balance sheet consist primarily of acquired technology and patents, which are amortized using the straight-line method over their estimated useful lives of 15 years. Accumulated amortization was $721,000 and $430,000 at year-end 1998 and 1997, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $5,016,000 and $3,440,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment
(Note 12). Foreign currency transaction gains and losses are included in other income in the accompanying statement of income and are not material for the three years presented.

Fair Value of Financial Instruments
      The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, note payable to Thermo Electron, notes payable, accounts payable, and due to parent company and affiliated companies. Available-for-sale investments are carried at fair value in the accompanying 1997 balance sheet (Note 2). The fair values were determined based on quoted market prices. The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

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

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Available-for-sale Investments

      The Company's debt securities are considered available-for-sale investments in the accompanying 1997 balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' investment. The aggregate market value, cost basis, and gross unrealized gains of available-for-sale investments by major security type are:

(In thousands)                                                                                        Gross
                                                                            Market        Cost   Unrealized
                                                                             Value       Basis        Gains
----------------------------------------------------------------------- ----------- -----------  -----------

1997
Corporate Bonds                                                             $9,545      $9,519       $   26
Other                                                                          141         141            -
                                                                            ------      ------       ------

                                                                            $9,686      $9,660       $   26
                                                                            ======      ======       ======

      The cost of available-for-sale investments that were sold was based on specific identification in determining gross realized gains of $11,000 and $37,000 in 1998 and 1996, respectively, recorded in other income in the accompanying statement of income.

3.    Acquisitions

      In June 1998, the Company acquired the three businesses that constituted the product-monitoring group of Graseby Limited (the product-monitoring businesses), a subsidiary of Smiths Industries plc, for $43,976,000 in cash, net of cash acquired, and the assumption of certain liabilities. The U.K.-based product-monitoring businesses design, manufacture, and distribute specialized packaged-goods equipment, including checkweighers and metal detectors, for the food and pharmaceutical industries. To partially finance this acquisition, the Company borrowed $21,000,000 from Thermo Electron pursuant to a promissory note due December 1998, bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. In December 1998, the Company repaid $2,000,000 of this amount and issued Thermo Electron a new promissory note for $19,000,000 in exchange for the initial note. This note is due June 1999 and bears interest under the same terms as the initial note. As of January 2, 1999, the interest rate on this promissory note was 5.36%.
      In July 1997, the Company acquired Westerland Engineering Ltd. for $1,961,000 in cash. To finance this acquisition, the Company borrowed $1,961,000, denominated in British pounds sterling, from a bank, pursuant to a promissory note repaid in January 1998 and bearing interest at 7.94%. Westerland is a U.K.-based manufacturer of process-weighing and control equipment.

      In February 1997, the Company acquired substantially all of the assets of RCC Industrial Electronics Pty. Limited (RCCI) for $1,082,000 in cash and the assumption of certain liabilities. RCCI is an Australian-based manufacturer of in-motion checkweighers for the food and pharmaceutical industries.
      In April 1996, the Company purchased the assets of the solids flow-measurement product line of Endress + Hauser, Inc. for $4,437,000 in cash. The acquisition was financed with an advance from Thermo Electron that was repaid in April 1996.
      In January 1996, the Company acquired Hitech Electrocontrols Limited, a U.K.-based manufacturer of metal-detection equipment and specialty checkweighing equipment for the baking industry, for $4,464,000 in cash. The acquisition was financed with a credit facility, denominated in British pounds sterling, that was repaid in April 1996.
      These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions, other than the product line acquisition, exceeded the estimated fair value of the acquired net assets by $43,933,000, which is being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired, and, in the case of the product-monitoring businesses, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final allocation will differ materially from the preliminary estimate.
      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized its restructuring plans no later than one year from the respective dates of the acquisitions except for the acquisition completed in 1998, for which finalization will occur no later than one year from the date of the acquisition. Unresolved matters at January 2, 1999, primarily included completion of planned severances and abandonment of excess facilities for the acquisition completed during 1998. A summary of the changes in accrued acquisition expenses, which are included in other accrued expenses in the accompanying balance sheet, is as follows:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other          Total
----------------------------------------------- -------------- -------------- -------------- --------------

Balance at December 30, 1995                         $     65       $    460       $      -       $    525
  Reserves established                                    101              -             37            138
  Usage                                                   (65)          (281)             -           (346)
                                                     --------       --------       --------       --------

Balance at December 28, 1996                              101            179             37            317
  Reserves established                                    237             62              -            299
  Usage                                                  (141)          (179)           (37)          (357)
                                                     --------       --------       --------       --------

Balance at January 3, 1998                                197             62              -            259
  Reserves established                                    537            772              -          1,309
  Usage                                                  (552)           (40)             -           (592)
  Currency translation adjustment                          (5)            (6)             -            (11)
                                                     --------       --------       --------       --------

Balance at January 2, 1999                           $    177       $    788       $      -       $    965
                                                     ========       ========       ========       ========

      Based on unaudited data, the following table presents selected financial information for the Company and the product-monitoring businesses on a pro forma basis, assuming the product-monitoring businesses had been purchased at the beginning of 1997. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                    1998       1997
------------------------------------------------------------------------------------- ---------- ----------

Revenues                                                                               $117,941   $124,513
Net Income                                                                                5,937      3,028
Basic and Diluted Earnings per Share                                                        .62        .31

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the product-monitoring businesses been made at the beginning of 1997.

4.    Common Stock

      In April 1996, the Company sold 2,875,000 shares of its common stock in an initial public offering at $16.00 per share, for net proceeds of $42,335,000. The Company used part of those proceeds to repay approximately $12,600,000 in advances and short-term borrowings from Thermo Electron and third parties (Note
3).
      At January 2, 1999, the Company had reserved 1,025,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

5.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has two stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been awarded under these plans. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to participating in the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermedics.

      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 148,000 shares at a weighted average exercise price of $13.83 per share elected to participate in this exchange and, as a result, received options to purchase 74,000 shares of Company common stock at $9.93 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

      A summary of the Company's stock option activity is:

                                                       1998                1997                 1996
                                               -------------------  ------------------  ------------
                                                          Weighted            Weighted            Weighted
                                                           Average             Average             Average
                                                          Exercise            Exercise            Exercise
                                                             Price               Price               Price
                                                 Number              Number              Number
                                                     of                  of                  of
(Shares in thousands)                            Shares              Shares              Shares
---------------------------------------------- --------- ---------- -------- ---------- -------- ----------

Options Outstanding, Beginning of Year              596     $13.58      398     $14.12        -     $    -
  Granted                                           296       9.83      201      12.52       398     14.12
  Forfeited                                         (19)     13.40       (3)     14.00        -          -
  Canceled due to exchange                         (148)     13.83        -          -        -          -
                                                   ----                 ---                  --

Options Outstanding, End of Year                    725     $12.00      596     $13.58       398    $14.12
                                                   ====     ======      ===     ======       ===    ======

Options Exercisable                                 725     $12.00      596     $13.58       398    $14.12
                                                   ====     ======      ===     ======       ===    ======

Options Available for Grant                         225                 204                  402
                                                   ====                 ===                  ===

      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                             Options Outstanding and Exercisable
                                                    -------------------------------------------------------
Range of Exercise Prices                                    Number            Weighted            Weighted
                                                                of             Average             Average
                                                            Shares           Remaining            Exercise
                                                    (In thousands)  Contractual Life                 Price
--------------------------------------------------- --------------- ------------------- -------------------
$  9.53 - $11.15                                               312           7.6 years              $ 9.66
  11.16 -  12.77                                                30           7.4 years               11.90
  12.78 -  14.38                                               353           9.2 years              13.73
  14.39 -  16.00                                                30           2.3 years               16.00
                                                              ----

$  9.53 - $16.00                                               725           8.2 years              $12.00
                                                              =====

Employee Stock Purchase Program
      Effective November 1, 1997, substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1997, the program was sponsored by Thermedics and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                         1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Net Income:
  As reported                                                                 $5,719    $ 6,488    $ 5,152
  Pro forma                                                                    5,364      6,252      4,989

Basic and Diluted Earnings per Share:
  As reported                                                                    .59        .66        .56
  Pro forma                                                                      .56        .63        .54

      Pro forma compensation expense for options granted is reflected over the vesting period, therefore future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $3.44, $5.98, and $6.69 in 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                       30%        28%        29%
Risk-free Interest Rate                                                         4.8%       6.3%       6.1%
Expected Life of Options                                                   4.9 years  7.8 years    8 years

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

5.    Employee Benefit Plans (continued)

401(k) Savings Plan
      Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $318,000, $332,000, and $316,000 in 1998, 1997, and 1996, respectively.

6.    Income Taxes

      The components of income before provision for income taxes are:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Domestic                                                                    $5,340     $ 5,969     $ 4,374
Foreign                                                                      4,065       4,667       3,936
                                                                            ------     -------     -------

                                                                            $9,405     $10,636     $ 8,310
                                                                            ======     =======     =======

      The components of the provision for income taxes are:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Currently Payable:
  Federal                                                                   $1,643     $ 1,920      $1,289
  State                                                                        339         380         392
  Foreign                                                                    1,973       1,227       1,962
                                                                            ------      ------      ------

                                                                             3,955       3,527       3,643
                                                                            ------      ------      ------

Net Deferred (Prepaid):
  Federal                                                                      (31)         13         (54)
  State                                                                         (6)          3         (12)
  Foreign                                                                     (232)        605        (419)
                                                                            ------      ------      ------

                                                                              (269)        621        (485)
                                                                            ------      ------      ------

                                                                            $3,686     $ 4,148      $3,158
                                                                            ======     =======      ======


6.    Income Taxes (continued)

      The provision for income taxes that is currently payable does not reflect
$1,779,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996. The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Provision for Income Taxes at Statutory Rate
Increases (Decreases) Resulting From:                                       $3,292      $3,723      $2,909
  State income taxes, net of federal tax                                       216         249         247
  Foreign tax rate and tax law differential                                    318         205         165
  Tax benefit of foreign sales corporation                                     (66)       (137)        (42)
  Other, net                                                                   (74)        108        (121)
                                                                            ------      ------      ------

                                                                            $3,686      $4,148      $3,158
                                                                            ======      ======      ======

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                            1998        1997
----------------------------------------------------------------------------------- ----------- -----------

Prepaid Income Taxes:
  Reserves and accruals                                                                 $2,826      $  746
  Accrued compensation                                                                     260         503
  Allowance for doubtful accounts                                                          131         110
  Inventory basis difference                                                               113          48
                                                                                        ------      ------

                                                                                        $3,330      $1,407
                                                                                        ======      ======

Deferred (Prepaid) Income Taxes:
  Depreciation                                                                          $  (15)     $   (3)
  Intangible assets                                                                        924         645
                                                                                        ------      ------

                                                                                        $  909      $  642
                                                                                        ======      ======

      A provision has not been made for U.S. or additional foreign taxes on $8,275,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

7.    Commitments

      The Company leases portions of its office and operating facilities under various operating lease arrangements expiring between 1999 and 2068. The accompanying statement of income includes expenses from operating leases of $2,069,000, $1,898,000, and $1,759,000 in 1998, 1997, and 1996, respectively.
Future minimum payments due under noncancelable operating leases at January 2, 1999, were $2,917,000 in 1999, $2,227,000 in 2000, $1,601,000 in 2001,
$1,452,000 in 2002, $941,000 in 2003, and $2,042,000 in 2004 and thereafter.
Total future minimum lease payments of $11,180,000 have not been reduced by minimum sublease rentals of $624,000 due through 2003 under noncancelable operating leases.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged
$790,000, $787,000, and $700,000 in 1998, 1997, and 1996, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries).
Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo
Electron charges the Company based upon costs attributable to the Company.

Other Related-party Transactions
      The Company acts as a distributor in Europe for process measurement instruments manufactured by an affiliate. In 1998, 1997, and 1996, the Company purchased such products for $528,000, $564,000, and $563,000, respectively.
      In 1998, 1997, and 1996, the Company sold meters to an affiliate pursuant to purchase orders resulting in revenues of $33,000, $6,000, and $114,000, respectively.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo
Electron as discussed in Note 1.

Short-term Obligations
      See Notes 3 and 9 for a discussion of the Company's related-party obligations.

9.    Short-term Obligations

      Notes payable in the accompanying balance sheet include $2,238,000 and $3,200,000 at year-end 1998 and 1997, respectively, of amounts borrowed under lines of credit by the Company's foreign subsidiaries.
      In addition, the Company's Netherlands-based subsidiaries have an agreement with a wholly owned subsidiary of Thermo Electron under which the subsidiaries can borrow funds that bear interest at a rate based on Netherlands market rates, set at the beginning of each month. At year-end 1998, the Company had borrowings under this agreement of $791,000, which are included in notes payable in the accompanying balance sheet.
      The weighted average interest rate for these borrowings was 6.3% and 7.1%
at year-end 1998 and 1997, respectively. Unused lines of credit were $9,155,000 as of January 2, 1999.

10.   Business Segment and Geographical Information

      The Company organizes and manages its businesses geographically. The
Company has combined its operating entities into three segments based on the locations from which they conduct business: North America, Europe, and Other, which principally includes Australia, New Zealand, and South Africa. Each of the Company's segments serves two principal markets: packaged goods and bulk materials. Revenues from packaged-goods products were $50,690,000, $28,563,000, and $25,861,000 in 1998, 1997, and 1996, respectively. Revenues from bulk-materials products were $48,073,000, $50,132,000, and $44,166,000 in 1998,
1997, and 1996, respectively.

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information
Revenues:
  North America (a)                                                         $  55,470  $ 45,090   $  38,573
  Europe (b)                                                                   43,655    28,633      27,637
  Other (c)                                                                     9,749    11,652       9,329
  Intersegment sales elimination (d)                                          (10,111)   (6,680)     (5,512)
                                                                            ---------  ---------    -------

                                                                            $  98,763  $ 78,695   $  70,027
                                                                            =========  ========   =========

Income (Loss) Before Provision for Income Taxes:
  North America                                                             $   6,881  $  5,264   $   4,590
  Europe                                                                        2,519     2,870       2,393
  Other                                                                         1,167     1,558         966
  Corporate (e)                                                                (1,697)     (982)       (741)
                                                                            ---------  --------   ---------

  Total operating income                                                        8,870     8,710       7,208
  Interest and other income, net                                                  535     1,926       1,102
                                                                            ---------  --------   ---------

                                                                            $   9,405  $ 10,636   $   8,310
                                                                            =========  ========   =========

Total Assets:
  North America                                                             $  57,800  $ 46,109   $  48,154
  Europe                                                                       70,592    26,150      23,789
  Other                                                                         7,369     6,964       4,652
  Corporate (f)                                                                 4,403    35,878      30,591
                                                                            ---------  --------   ---------

                                                                            $ 140,164  $115,101   $ 107,186
                                                                            =========  ========   =========

Depreciation and Amortization:
  North America                                                             $   1,483  $  1,261   $   1,244
  Europe                                                                        1,311       533         534
  Other                                                                           100       111          87
                                                                            ---------  --------   ---------

                                                                            $   2,894  $  1,905   $   1,865
                                                                            =========  ========   =========

Capital Expenditures:
  North America                                                             $     555  $    307   $     316
  Europe                                                                          431       361         458
  Other                                                                            57        39          98
                                                                            ---------  --------   ---------

                                                                            $   1,043  $    707   $     872
                                                                            =========  ========   =========


10.   Business Segment and Geographical Information (continued)

(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Geographical Information
Revenues (g):
  United States                                                            $  46,597   $37,595    $  32,992
  United Kingdom                                                              21,460     7,723        6,797
  Italy                                                                        9,335     9,363        9,832
  Australia                                                                    6,110     8,602        6,874
  Other                                                                       15,261    15,412       13,532
                                                                           ---------   -------    ---------

                                                                           $  98,763   $78,695    $  70,027
                                                                           =========   =======    =========

Long-lived Assets (h):
  United States                                                            $   1,932   $ 1,351    $   1,210
  United Kingdom                                                               1,579       633          183
  Italy                                                                          333       349          339
  Canada                                                                         326       290          297
  Other                                                                          392       379          442
                                                                           ---------   -------    ---------

                                                                           $   4,562   $ 3,002    $   2,471
                                                                           =========   =======    =========

Export revenues included in United States revenues above (i)               $  14,673   $10,719    $   8,820
                                                                           =========   =======    =========

(a) Includes intersegment sales of $4,953,000, $4,174,000, and $3,369,000 in
    1998, 1997, and 1996, respectively.
(b) Includes intersegment sales of $5,144,000, $2,468,000, and $2,132,000 in
    1998, 1997, and 1996, respectively.
(c) Includes intersegment sales of $14,000, $38,000, and $11,000 in 1998, 1997,
    1996, respectively. (d) Intersegment sales are accounted for at prices that are representative of transactions with
    unaffiliated parties.
(e) Primarily general and administrative expenses.
(f) Primarily cash, cash equivalents, and available-for-sale investments. (g)
    Revenues are attributed to countries based on selling location. (h) Includes property, plant, and equipment, net and other long-term tangible assets. (i) In general, export revenues are denominated in U.S. dollars.


11.    Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                       1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Basic
Net Income                                                                  $5,719      $6,488      $5,152
                                                                            ------      ------      ------

Weighted Average Shares                                                      9,625       9,875       9,156
                                                                            ------      ------      ------

Basic Earnings per Share                                                    $  .59      $  .66      $  .56
                                                                            ======      ======      ======

Diluted
Net Income                                                                  $5,719      $6,488      $5,152
                                                                            ------      ------      ------

Weighted Average Shares                                                      9,625       9,875       9,156
Effect of Stock Options                                                          2           3           6
                                                                            ------      ------      ------

Weighted Average Shares, as Adjusted                                         9,627       9,878       9,162
                                                                            ------      ------      ------

Diluted Earnings per Share                                                  $  .59      $  .66      $  .56
                                                                            ======      ======      ======

      The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. At January 2, 1999, there were 725,000 of such options outstanding, with exercise prices ranging from $9.53 to $16.00 per share.

12.    Comprehensive Income

      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments.
      Accumulated other comprehensive items in the accompanying balance sheet consist of:

(In thousands)                                                                            1998        1997
----------------------------------------------------------------------------------- ----------- -----------

Cumulative Translation Adjustment                                                     $   (572)  $    (802)
Net Unrealized Gain on Available-for-sale Investments                                        -          17
                                                                                      --------   ---------

                                                                                      $   (572)  $    (785)
                                                                                      ========   =========


13.   Proposed Reorganization

      During 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, Thermedics' majority interest in the Company would be transferred to Thermo Electron. The Company would then be taken private and become a wholly owned subsidiary of Thermo Electron. Shareholders of the Company would receive cash in exchange for their shares of common stock. The proposed transactions are subject to a number of conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; approval by the Board of Directors of the Company, Thermedics, and Thermo Electron (including the independent directors of the Company and Thermedics); negotiation and execution of definitive agreements; clearance by the Securities and Exchange
Commission of any necessary documents in connection with the proposed transactions; and the receipt of fairness opinions from investment banking firms on certain financial aspects of the transactions.

14.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                First   Second (a)    Third     Fourth
---------------------------------------------------------------- --------- ----------- --------- ----------

Revenues                                                           $18,946   $21,612    $29,102    $29,103
Gross Profit                                                        7,360      8,600     10,372     10,810
Net Income                                                          1,479      1,646      1,213      1,381
Basic and Diluted Earnings per Share                                  .15        .17        .13        .15

1997                                                                First     Second      Third     Fourth
---------------------------------------------------------------- --------- ---------- ---------- ----------

Revenues                                                           $17,981   $18,486    $19,500    $22,728
Gross Profit                                                        6,896      7,594      7,823      8,818
Net Income                                                          1,348      1,642      1,640      1,858
Basic and Diluted Earnings per Share                                  .14        .17        .17        .19

 (a) Reflects the June 1998 acquisition of the product-monitoring group of Graseby Limited, a subsidiary of Smiths Industries plc.


                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of Thermo Sentron Inc.:

      We have audited the accompanying consolidated balance sheet of Thermo
Sentron Inc. (a Delaware corporation and 74%-owned subsidiary of Thermedics
Inc.) and its subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended
January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo
Sentron Inc. and its subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
February 11, 1999


Thermo Sentron Inc.                                    1998 Financial Statements

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

Overview

      The Company designs, develops, manufactures, and markets high-speed precision-weighing and inspection equipment for industrial production and packaging lines. The Company is managed geographically and operates in three segments based on the locations from which they conduct business: North America, Europe, and Other, which principally includes Australia, New Zealand, and South
Africa. Each of the Company's segments serves two principal markets: packaged goods and bulk materials. The Company's products for the packaged-goods market include a broad line of checkweighing equipment and metal detectors that can be integrated at various stages in production lines for process control and quality assurance. These products are sold to customers in the food-processing, pharmaceutical, mail-order, and other diverse industries. On June 12, 1998, the Company expanded its packaged-goods product line through the acquisition of the three businesses that constituted the product-monitoring group of Graseby
Limited (the product-monitoring businesses), a subsidiary of Smiths Industries plc. (Note 3). The Company's bulk-materials product line includes conveyor-belt scales, solid level-measurement and conveyor-monitoring systems, sampling systems, and small-capacity feeders. These products are sold primarily to customers in the mining and material-processing industries, as well as to electric utilities and chemical and other manufacturing companies.
      A portion of the Company's revenues are generated from large orders for the Company's sampling systems. This equipment has a high percentage of subcontracted costs, particularly for steel and steel fabrication, which results in lower gross profit margins in comparison to the Company's other products. The timing of the sales of this equipment can lead to variability in the Company's quarterly revenues and income. In addition, 65% of the Company's revenues in 1998 were derived from sales of products outside the United States, through export sales and sales by the Company's foreign subsidiaries. During 1998, the Company had exports from its U.S. and foreign operations to Asia of approximately 7% of total revenues. Exports to Asia in 1998 were primarily to China, India, and Japan. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales have been adversely affected by the unstable economic conditions in Asia. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. The
Company expects an increase in the percentage of its revenues derived from international operations during the next 12 months.

Results of Operations

1998 Compared With 1997
      Revenues increased 26% to $98.8 million in 1998 from $78.7 million in 1997. Revenues increased $24.6 million due to the acquisition of the product-monitoring businesses on June 12, 1998, as well as the inclusion of revenues for the full year from RCC Industrial Electronics Pty. Limited (RCCI), acquired in February 1997, and Westerland Engineering Ltd., acquired in July
1997. Excluding the impact of the acquisitions and foreign exchange, revenues decreased $2.3 million, or 3%. Sales from the European segment decreased $1.9 million, primarily due to decreased demand in the United Kingdom. Revenues decreased $2.2 million due to a stronger U.S. dollar relative to currencies in foreign countries in which the Company operates. The Company's backlog, excluding newly acquired businesses, decreased $2.6 million to $10.5 million as of year-end 1998. The decrease is primarily due to decreased demand in Asia and Australia.
      The gross profit margin decreased to 38% in 1998 from 40% in 1997, primarily due to the inclusion of lower-margin revenues from the product-monitoring businesses.
      Selling, general, and administrative expenses as a percentage of revenues were unchanged at 26% in 1998 and 1997.
      Research and development expenses increased to $2.8 million in 1998 from $1.9 million in 1997, primarily due to the inclusion of expenses from the product-monitoring businesses.
      Interest income decreased to $1.4 million in 1998 from $2.1 million in 1997, primarily due to lower average cash balances during the year due to cash expended for the acquisition of the product-monitoring businesses. Interest expense increased to $1.1 million in 1998 from $0.3 million in 1997, primarily due to interest expense on borrowings used to partially finance the acquisition of the product-monitoring businesses.
      The effective tax rate was 39% in 1998 and 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and foreign tax rate differences.

1997 Compared With 1996
      Revenues increased 12% to $78.7 million in 1997 from $70.0 million in 1996. Revenues increased $4.2 million due to the acquisitions of RCCI and Westerland, as well as the inclusion of revenues for the full year from the solids flow-measurement product line of Endress + Hauser, Inc., purchased in April 1996. Excluding the impact of acquisitions and foreign exchange, revenues increased $7.2 million. Sales from the North American segment increased $5.6 million, primarily due to increased exports due to increased demand in Southeast
Asia and Latin America and, to a lesser extent, increased demand in the U.S.
Total revenues decreased $2.7 million due to a stronger U.S. dollar relative to currencies in foreign countries in which the Company operates.
      The gross margin was unchanged at 40% in 1997 and 1996.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 26% in 1997 from 27% in 1996, primarily due to increased revenues and, to a lesser extent, increased efforts to control costs. Research and development expenses were unchanged at $1.9 million in 1997 and 1996.
      Interest income increased to $2.1 million in 1997 from $1.5 million in 1996, primarily due to increased cash balances for the full year in 1997 as a result of proceeds received from the Company's April 1996 initial public offering of common stock. Interest expense decreased to $0.3 million in 1997 from $0.6 million in 1996, primarily due to the 1996 repayment of a note payable. Interest expense includes interest on borrowings at the Company's foreign subsidiaries and on a credit facility denominated in British pounds sterling.
      The effective tax rate was 39% in 1997, compared with 38% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and foreign tax rate differences.


Liquidity and Capital Resources

      Consolidated working capital was $9.2 million at January 2, 1999, compared with $45.0 million at January 3, 1998. Included in working capital are cash, cash equivalents, and available-for-sale investments of $14.1 million at January
2, 1999, compared with $40.0 million at January 3, 1998. During 1998, operating activities provided cash of $7.4 million. Cash provided by the Company's operations and a $1.7 million decrease in inventories in response to lower demand was offset in part by cash of $2.7 million used to fund a decrease in other current liabilities.
      During 1998, the Company's investing activities used cash of $35.7 million. Excluding available-for-sale investment activity, the Company's primary investing activity during 1998 was the acquisition of the product-monitoring businesses for $44.0 million in cash, net of cash acquired, and the assumption of certain liabilities (Note 3). The Company expended $1.0 million for purchases of property, plant, and equipment in 1998, and plans to make capital expenditures of approximately $2.0 million in 1999.
      The Company's financing activities provided $12.0 million of cash in 1998.
In June 1998, the Company borrowed $21.0 million from Thermo Electron to partially finance the acquisition of the product-monitoring businesses. In
December 1998, the Company repaid $2.0 million of this amount and issued Thermo
Electron a new note for $19.0 million in exchange for the initial note. In
December 1997, the Company's Board of Directors authorized the repurchase of up to $5.0 million of Company common stock in the open market, or in negotiated transactions. The Company expended the entire amount authorized, including $4.9 million in 1998. Certain of the Company's foreign subsidiaries have foreign-currency-denominated line-of-credit arrangements with banks. Notes payable in the accompanying 1998 balance sheet includes $2.2 million of short-term borrowings under these arrangements. Unused lines of credit were $9.2 million as of January 2, 1999.
      Although the Company expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for the acquisition of complementary businesses. While the Company currently has no agreements to acquire other businesses, the Company expects that it would finance any such acquisition through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermedics or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. Thermo
Electron has indicated its willingness to require payment of the Company's note payable only to the extent that the Company's cash flows permit. Accordingly, the Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $6.1 million reduction of shareholders' investment.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products;
(iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 65% complete as of January 2, 1999.
In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by the end of 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate such products. The Company is focusing its efforts on products that are still under warranty and/or early in their expected life. The Company is offering upgrades and/or identifying potential solutions where reasonably practicable.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has completed the majority of its assessment of third party risk, and expects to be substantially completed by June 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.


Year 2000 (continued)

Estimated Costs to Address the Company's Year 2000 Issues
      The Company had incurred expenses to third parties (external costs) related to year 2000 issues of approximately $90,000 as of January 2, 1999, and the total external costs of year 2000 remediation are expected to be approximately $400,000. All of the external costs incurred as of January 2, 1999, were spent on testing and upgrading information technology systems. All internal costs and related external costs other than capital additions related to Year 2000 remediation have been and will continue to be expensed as incurred.
      The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.



                           Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Risks Associated With Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approval, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business, including the product-monitoring businesses, acquired in June 1998. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company.

      International Operations. Sales outside the United States accounted for
65% of the Company's total revenues in 1998. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade;
fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain;
and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. During 1998, the Company had export from its U.S. and foreign operations to Asia of approximately 7% of total revenues. Exports to Asia in 1998 were primarily to China, India, and Japan. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales have been and continue to be adversely affected by the unstable economic conditions in Asia.

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

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                         Selected Financial Information
                                                                            The Company(a)  Predecessor(a)
                                                                                  Mar. 16,         Oct. 1,
                                                                                      1994            1993
                                                                                   Through         Through
(In thousands except per share amounts)                                           Dec. 31,        Mar. 15,
                                        1998(b)    1997(c)    1996(d)       1995      1994            1994
------------------------------------- ---------- ---------- ---------- ---------- --------- ---------------

Statement of Operations Data
Revenues                               $ 98,763   $ 78,695   $ 70,027   $ 67,474   $50,116        $ 24,300
Net Income (Loss)                         5,719      6,488      5,152      3,830     1,260          (1,269)
Basic and Diluted Earnings                  .59        .66        .56        .55       .18            (.18)
  (Loss) per Share

Balance Sheet Data
Working Capital                        $  9,176   $ 45,005   $ 41,394   $   (853)  $  (250)       $ 13,409
Total Assets                            140,164    115,101    107,186     61,960    62,527          28,494
Long-term Obligation                          -          -          -          -     1,849               -
Shareholders' Investment                 88,993     87,931     82,365     34,687    34,600          15,781

(a) On March 16, 1994, Thermedics acquired the Predecessor from Baker Hughes.
    Periods prior to March 16, 1994, represent the results of Ramsey as included in Baker Hughes' financial statements. Periods subsequent to March 15, 1994, represent the results of Ramsey as included in Thermedics' consolidated financial statements. The principal difference in the basis of accounting between the Predecessor and the Company relates to the cost in excess of net assets of acquired companies, the amortization of which approximates
    $860,000 per year.
(b) Reflects the June 1998 acquisition of the product-monitoring group of Graseby Limited, a subsidiary of Smiths Industries plc.
(c) Reflects the February 1997 acquisition of the business of RCC Industrial
    Electronics Pty. Limited and the July 1997 acquisition of Westerland
    Engineering Ltd.
(d) Includes the net proceeds of the Company's initial public offering in April
    1996, and reflects the January 1996 acquisition of Hitech Electrocontrols
    Limited and the April 1996 acquisition of the solids flow-measurement product line of Endress + Hauser.

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TSR. The following table sets forth the high and low sale prices of the Company's common stock for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                           1998                  1997
                                                                 ------------------     -------------------
Quarter                                                             High        Low       High         Low
-------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                            $12 1/16    $9 1/4     $13 3/4  $  9
Second                                                            12 5/8     11 3/8      11 5/8     8 9/16
Third                                                             12 1/2      8 3/8      14 1/8    10 15/16
Fourth                                                            10          8 1/8      14         9 1/4


      As of January 29, 1999, the Company had 69 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $10 1/4 per share.

Shareholder Services
      Shareholders of Thermo Sentron Inc. who desire information about the Company are invited to contact the Investor Relations Department, Thermo Sentron Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/ subsid/tsr1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Thermo Sentron Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 1:30 p.m., at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.