Form 10-K, Exhibit 13
period 2000-01-01
THERMO SENTRON INC
filed 2000-03-14
CIK 1007022

Exhibit 13








                                           Thermo Sentron Inc.

                                    Consolidated Financial Statements

                                                   1999

Thermo Sentron Inc.                                                              1999 Financial Statements

                                     Consolidated Statement of Income

(In thousands except per share amounts)                                        1999        1998      1997
------------------------------------------------------------------------- ---------- ----------- ---------

Revenues (Notes 7 and 9)                                                   $107,786   $  98,763   $ 78,695
                                                                           --------   ---------   --------

Costs and Operating Expenses:
 Cost of revenues (Note 7)                                                   64,790      61,621     47,564
 Selling, general, and administrative expenses (Note 7)                      28,901      25,438     20,532
 Research and development expenses                                            3,392       2,823      1,888
                                                                           --------   ---------   --------

                                                                             97,083      89,882     69,984
                                                                           --------   ---------   --------

Operating Income                                                             10,703       8,881      8,711

Interest Income                                                                 468       1,398      2,089
Interest Expense (includes $904 and $663 to related                          (1,136)     (1,060)      (338)
 party in 1999 and 1998; Notes 2 and 8)
Other Income                                                                    472         186        174
                                                                           --------   ---------   --------

Income Before Provision for Income Taxes                                     10,507       9,405     10,636
Provision for Income Taxes (Note 5)                                           4,134       3,686      4,148
                                                                           --------   ---------   --------

Net Income                                                                 $  6,373   $   5,719   $  6,488
                                                                           ========   =========   ========

Earnings per Share (Note 10)
 Basic                                                                     $    .68   $     .59   $    .66
                                                                           ========   =========   ========

 Diluted                                                                   $    .67   $     .59   $    .66
                                                                           ========   =========   ========

Weighted Average Shares (Note 10)
 Basic                                                                        9,432       9,625      9,875
                                                                           ========   =========   ========

 Diluted                                                                      9,477       9,627      9,878
                                                                           ========   =========   ========

















The accompanying notes are an integral part of these consolidated financial statements.

Thermo Sentron Inc.                                                              1999 Financial Statements

                                        Consolidated Balance Sheet
(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $3,741 under repurchase                          $  10,805  $  14,144
   agreement with affiliated company in 1998)
 Advance to affiliate                                                                       555          -
 Accounts receivable, less allowances of $1,615 and $1,367                               23,312     25,076
 Inventories                                                                             16,189     16,029
 Deferred tax asset and refundable income taxes (Note 5)                                  4,300      3,330
 Prepaid expenses                                                                           916        859
                                                                                      ---------  ---------

                                                                                         56,077     59,438
                                                                                      ---------  ---------

Property, Plant, and Equipment, at Cost, Net                                              3,326      3,757
                                                                                      ---------  ---------

Other Assets                                                                              4,931      4,768
                                                                                      ---------  ---------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                              71,668     72,201
                                                                                      ---------  ---------

                                                                                      $ 136,002  $ 140,164
                                                                                      =========  =========


Thermo Sentron Inc.                                                              1999 Financial Statements

                                  Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                        1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Note payable to Thermo Electron (Note 2)                                              $ 11,000   $ 19,000
 Short-term obligations (includes $698 and $791 to affiliated                             3,501      3,047
   company; Note 8)
 Accounts payable                                                                         8,976      9,472
 Accrued payroll and employee benefits                                                    4,080      4,483
 Accrued income taxes                                                                     4,116      3,664
 Customer deposits                                                                        1,834      2,688
 Other accrued expenses                                                                   6,793      7,098
 Due to parent company and affiliated companies                                             584        810
                                                                                       --------   --------

                                                                                         40,884     50,262
                                                                                       --------   --------

Deferred Income Taxes (Note 5)                                                            1,036        909
                                                                                       --------   --------

Commitments (Note 6)

Shareholders' Investment (Notes 3 and 4):
 Common stock, $.01 par value, 30,000,000 shares authorized;                                 99         99
   9,886,113 and 9,875,000 shares issued
 Capital in excess of par value                                                          77,178     77,072
 Retained earnings                                                                       23,732     17,359
 Treasury stock at cost, 447,099 shares                                                  (4,965)    (4,965)
 Accumulated other comprehensive items                                                   (1,962)      (572)
                                                                                       --------   --------

                                                                                         94,082     88,993
                                                                                       --------   --------

                                                                                       $136,002   $140,164
                                                                                       ========   ========


















The accompanying notes are an integral part of these consolidated financial statements.

Thermo Sentron Inc.                                                              1999 Financial Statements

                                   Consolidated Statement of Cash Flows
(In thousands)                                                                   1999      1998      1997
---------------------------------------------------------------------------- --------- --------- ---------

Operating Activities
 Net income                                                                  $  6,373  $  5,719  $   6,488
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                              3,490     2,894      1,905
     Provision for losses on accounts receivable                                  572       260         88
     Deferred income tax expense (benefit)                                        166      (269)       621
     Other noncash items                                                          (76)      (22)         -
     Changes in current accounts, excluding the effects of acquisitions:
       Accounts receivable                                                         32       233       (990)
       Inventories                                                             (1,342)    1,661         53
       Other current assets                                                      (803)      (52)       (23)
       Accounts payable                                                             -      (391)       280
       Other current liabilities                                               (2,187)   (2,653)      (490)
                                                                             --------  --------  ---------

        Net cash provided by operating activities                               6,225     7,380      7,932
                                                                             --------  --------  ---------

Investing Activities
 Acquisitions, net of cash acquired (Note 2)                                        -   (43,976)    (2,860)
 Advances to affiliate, net                                                      (555)        -          -
 Proceeds from sale of available-for-sale investments                               -     8,011          -
 Proceeds from maturities of available-for-sale investments                         -     1,500      5,000
 Purchases of available-for-sale investments                                        -         -     (8,009)
 Purchases of property, plant, and equipment                                   (1,536)   (1,043)      (707)
 Proceeds from sale of property, plant, and equipment                             803        24         75
 Other                                                                           (472)     (232)      (150)
                                                                             --------  --------  ---------

        Net cash used in investing activities                                  (1,760)  (35,716)    (6,651)
                                                                             --------  --------  ---------

Financing Activities
 Issuance of short-term obligations to Thermo Electron (Note 2)                     -    21,000          -
 Repayment of short-term obligations to Thermo Electron (Note 2)               (8,000)   (2,000)         -
 Net proceeds from issuance of Company common stock                               106         -          -
 Net increase (decrease) in short-term borrowings                                 646    (2,168)     1,721
 Purchases of Company common stock                                                  -    (4,870)       (95)
                                                                             --------  --------  ---------

        Net cash provided by (used in) financing activities                  $ (7,248) $ 11,962  $   1,626
                                                                             --------  --------  ---------


Thermo Sentron Inc.                                                              1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                   1999      1998      1997
--------------------------------------------------------------------------- ---------- --------- ---------

Exchange Rate Effect on Cash                                                $    (556) $    235  $   (850)
                                                                            ---------  --------  --------

Increase (Decrease) in Cash and Cash Equivalents                               (3,339)  (16,139)    2,057
Cash and Cash Equivalents at Beginning of Year                                 14,144    30,283    28,226
                                                                            ---------  --------  --------

Cash and Cash Equivalents at End of Year                                    $  10,805  $ 14,144  $ 30,283
                                                                            =========  ========  ========

Cash Paid For
 Interest                                                                   $   1,143  $  1,183  $    279
 Income taxes                                                               $   4,403  $  3,740  $  3,245

Noncash Activities
 Fair value of assets of acquired companies                                 $       -  $ 54,390  $  4,544
 Cash paid for acquired companies                                                   -   (43,976)   (3,043)
                                                                            ---------  --------  --------

   Liabilities assumed of acquired companies                                $       -  $ 10,414  $  1,501
                                                                            =========  ========  ========































The accompanying notes are an integral part of these consolidated financial statements.

Thermo Sentron Inc.                                                              1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Comprehensive Income
Net Income                                                                   $ 6,373    $ 5,719    $ 6,488
                                                                             -------    -------    -------
Other Comprehensive Items, Net:
 Foreign currency translation adjustment                                      (1,390)       230       (836)
 Net unrealized gain (loss) on available-for-sale investments                      -        (17)         9
                                                                             -------    -------    -------

                                                                              (1,390)       213       (827)
                                                                             -------    -------    -------

                                                                             $ 4,983    $ 5,932    $ 5,661
                                                                             =======    =======    =======

Shareholders' Investment
Common Stock, $.01 Par Value                                                 $    99    $    99    $    99
                                                                             -------    -------    -------

Capital in Excess of Par Value:
 Balance at beginning of year                                                 77,072     77,072     77,072
 Activity under employees' and directors' stock plans                            106          -          -
                                                                             -------    -------    -------

 Balance at end of year                                                       77,178     77,072     77,072
                                                                             -------    -------    -------

Retained Earnings:
 Balance at beginning of year                                                 17,359     11,640      5,152
 Net income                                                                    6,373      5,719      6,488
                                                                             -------    -------    -------

 Balance at end of year                                                       23,732     17,359     11,640
                                                                             -------    -------    -------

Treasury Stock:
 Balance at beginning of year                                                 (4,965)       (95)         -
 Purchases of Company common stock                                                 -     (4,870)       (95)
                                                                             -------    -------    -------

 Balance at end of year                                                       (4,965)    (4,965)       (95)
                                                                             -------    -------    -------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                                   (572)      (785)        42
 Other comprehensive items, net                                               (1,390)       213       (827)
                                                                             -------    -------    -------

 Balance at end of year                                                       (1,962)      (572)      (785)
                                                                             -------    -------    -------

                                                                             $94,082    $88,993    $87,931
                                                                             =======    =======    =======











The accompanying notes are an integral part of these consolidated financial statements.


Thermo Sentron Inc.                                                              1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Sentron Inc. (the Company) develops, manufactures, and markets high-speed precision-weighing and inspection equipment for industrial production and packaging lines. The Company is managed geographically and operates in three segments based on the locations from which they conduct business: North America, Europe, and Other, which principally includes Australia, New Zealand, and South
Africa. Each of the Company's segments serves two principal markets: packaged goods and bulk materials. Products for the packaged-goods market represented 62% of the Company's revenues in 1999 and are sold to customers in the food-processing, pharmaceutical, mail-order, and other diverse industries.
Products for the bulk-materials market represented 38% of the Company's revenues in 1999 and are sold primarily to customers in the mining and material-processing industries, as well as to electric utilities, chemical, and other manufacturing companies.

Relationship with Thermedics Inc. and Thermo Electron Corporation
      The Company was incorporated in November 1995 as a wholly owned subsidiary of Thermedics Inc. As of January 1, 2000, Thermedics owned 6,999,250 shares of the Company's common stock, representing 74% of such stock outstanding.
Thermedics is a 76%-owned subsidiary of Thermo Electron Corporation. As of
January 1, 2000, Thermo Electron owned 1,171,907 shares of the Company's common stock, representing 12% of such stock outstanding.
      On January 31, 2000, the Company announced that Thermedics will make a cash tender offer for any and all of the outstanding shares of the Company's common stock. The tender offer commenced on March 3, 2000, and will expire at midnight on Thursday, March 30, 2000, unless the offer is extended. If the tender offer is successful, Thermedics will acquire all remaining outstanding shares of the Company's common stock through a "short-form" merger in Delaware.
The Company would thereby become a private subsidiary of Thermedics (Note 12).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal years 1999 and
1998 each included 52 weeks; fiscal year 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the effect would be antidilutive, diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effect (Note 10).

Cash and Cash Equivalents
      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a notional pool arrangement with Barclays Bank. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. The Company has access to a $6,064,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1999, the Company had invested and borrowed $1,131,000 and $2,654,000, respectively, under this arrangement. At year-end 1998, the Company had borrowed
$2,238,000 under this arrangement (Note 8). The interest rate for these borrowings was 5.77% at year-end 1999.
      At year-end 1998, $3,741,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable equity securities, in the amount of at least 103% of such obligation.
The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaced the repurchase arrangement.
      At year-end 1999 and 1998, the Company's cash equivalents also included investments in short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out, or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Raw Materials                                                                            $ 6,087   $ 5,603
Work in Process                                                                            2,846     2,891
Finished Goods                                                                             7,256     7,535
                                                                                         -------   -------

                                                                                         $16,189   $16,029
                                                                                         =======   =======

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line and declining balance methods over the estimated useful lives of the assets as follows: machinery and equipment, 3 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Land                                                                                      $    -   $  180
Buildings                                                                                      -      484
Machinery, Equipment, and Leasehold Improvements                                           7,107    6,003
                                                                                          ------   ------

                                                                                           7,107    6,667
Less:  Accumulated Depreciation and Amortization                                           3,781    2,910
                                                                                          ------   ------

                                                                                          $3,326   $3,757
                                                                                          ======   ======
Other Assets
      Other assets in the accompanying balance sheet consist primarily of acquired technology and patents, which are amortized using the straight-line method over their estimated useful lives of 15 years. Accumulated amortization was $1,041,000 and $721,000 at year-end 1999 and 1998, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $6,996,000 and $5,016,000 at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.
The Company assesses cash flows before interest charges and when impairment is indicated, writes the asset down to fair value. If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Comprehensive Income
      Comprehensive income combines net income and "other comprehensive items," which represents foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1999 and 1998, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

Fair Value of Financial Instruments
      The Company's financial instruments consist mainly of cash and cash equivalents, advance to affiliate, accounts receivable, note payable to Thermo
Electron, short-term obligations, accounts payable, and due to parent company and affiliated companies. The carrying amounts of the Company's financial instruments approximate fair value due to their short-term nature.

Recent Accounting Pronouncement
      In December 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements."
SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the first quarter of calendar 2000 through recording a cumulative net of tax effect of the change in accounting. The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.

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

Presentation
      Certain amounts in 1998 and 1997 have been reclassified to conform to the presentation in the 1999 financial statements.

2.    Acquisitions

      In June 1998, the Company acquired the three businesses that constituted the product-monitoring group of Graseby Limited (the product-monitoring businesses), a subsidiary of Smiths Industries plc, for $43,976,000 in cash, net of cash acquired, and the assumption of certain liabilities. The U.K.-based product-monitoring businesses design, manufacture, and distribute specialized packaged-goods equipment, including checkweighers and metal detectors, for the food and pharmaceutical industries. To partially finance this acquisition, the Company borrowed $21,000,000 from Thermo Electron pursuant to a promissory note due December 1998, bearing interest at the 90-day Commercial Paper Composite
Rate plus 25 basis points, set at the beginning of each quarter. The due date of this note has been extended to March 2000 and it now bears interest at the 30-day Dealer Commercial Paper Rate plus 150 basis points, set on the second business day of each fiscal month. As of year-end 1999, the Company had repaid
$10,000,000 principal amount of this note. At year-end 1999, the interest rate on this promissory note was 7%.

2.    Acquisitions (continued)

      In July 1997, the Company acquired Westerland Engineering Ltd. for
$1,961,000 in cash. To finance this acquisition, the Company borrowed
$1,961,000, denominated in British pounds sterling, from a bank, pursuant to a promissory note which was repaid in January 1998 and bore interest at 7.94%.
Westerland is a U.K.-based manufacturer of process-weighing and control equipment.
      In February 1997, the Company acquired substantially all of the assets of RCC Industrial Electronics Pty. Limited (RCCI) for $1,082,000 in cash and the assumption of certain liabilities. RCCI is an Australian-based manufacturer of in-motion checkweighers for the food and pharmaceutical industries.
      These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition.
The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $41,058,000, which is being amortized over 40 years.
Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.
      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Amounts accrued at January 1, 2000, primarily represent ongoing lease obligations (net of sublease income) through 2009 for abandoned facilities. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.
      A summary of the changes in accrued acquisition expenses for acquisitions completed before and during 1997 is as follows:

                                                       1997 Acquisitions
                                                     -----------------------
                                                                 Abandonment
                                                                   of Excess       Pre-1997
(In thousands)                                      Severance     Facilities   Acquisitions         Total
----------------------------------------------- -------------- -------------- -------------- -------------

Balance at December 28, 1996                           $    -         $    -         $  317         $  317
 Reserves established                                     237             62              -            299
 Usage                                                    (40)             -           (317)          (357)
                                                       ------         ------         ------         ------

Balance at January 3, 1998                                197             62              -            259
 Usage                                                   (162)           (25)             -           (187)
                                                       ------         ------         ------         ------

Balance at January 2, 1999                                 35             37              -             72
 Usage                                                    (35)           (37)             -            (72)
                                                       ------         ------         ------         ------

Balance at January 1, 2000                             $    -         $    -         $    -         $    -
                                                       ======         ======         ======         ======

      The acquisition expenses for 1997 acquisitions were primarily for severance for 17 employees across all functions. The Company finalized its restructuring plans for the 1997 acquisitions in 1998.


2.    Acquisitions (continued)

      A summary of accrued acquisition expenses for the product-monitoring businesses is as follows:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other         Total
----------------------------------------------- -------------- -------------- -------------- -------------

Balance at January 3, 1998                             $    -         $    -         $    -         $    -
 Reserves established                                     537            772              -          1,309
 Usage                                                   (390)           (15)             -           (405)
 Currency translation                                      (5)            (6)             -            (11)
                                                       ------         ------         ------         ------

Balance at January 2, 1999                                142            751              -            893
 Reserves established                                     478          1,151             62          1,691
 Usage                                                   (400)          (646)           (22)        (1,068)
 Decrease due to finalization of restructuring           (228)          (211)             -           (439)
   plans, recorded as a decrease in cost in
   excess of net assets of acquired companies
 Currency translation                                       8             23              -             31
                                                       ------         ------         ------         ------

Balance at January 1, 2000                             $    -         $1,068         $   40         $1,108
                                                       ======         ======         ======         ======

      The principal acquisition expenses were for severance for 56 employees across all functions and for abandoned operating facilities in North America with lease terms through 2001. The increase in the reserve for abandoned facilities in 1999 represents leases for two operating facilities in England with lease terms through 2009. A buyout agreement has been finalized for one of the leases, effective June 2000. All remaining obligations related to the lease have been accrued at year-end 1999. The Company finalized its restructuring plans for the product-monitoring businesses in 1999.
      Based on unaudited data, the following table presents selected financial information for the Company and the product-monitoring businesses on a pro forma basis, assuming the companies had been combined since the beginning of 1997. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                1998          1997
----------------------------------------------------------------------------- -------------- -------------

Revenues                                                                           $117,941       $124,513
Net Income                                                                            5,937          3,028
Basic and Diluted Earnings per Share                                                    .62            .31

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the product-monitoring businesses been made at the beginning of 1997.

3.    Common Stock

      At January 1, 2000, the Company had reserved 1,014,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.


4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has two stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. As of year-end 1999, only nonqualified stock options have been awarded under these plans. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a two- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant.
To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to participating in the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo
Electron and Thermedics.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 148,000 shares at a weighted average exercise price of $13.83 per share elected to participate in this exchange and, as a result, received options to purchase 74,000 shares of Company common stock at $9.93 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      A summary of the Company's stock option activity is as follows:

                                                       1999                1998                 1997
                                               -------------------  ------------------  -----------------
                                                          Weighted            Weighted           Weighted
                                                           Average             Average            Average
                                                          Exercise            Exercise           Exercise
                                                             Price               Price              Price
                                                 Number              Number              Number
                                                     of                  of                  of
(Shares in thousands)                            Shares              Shares              Shares
---------------------------------------------- --------- ---------- -------- ---------- -------- ---------

Options Outstanding, Beginning of Year              725     $12.00      596     $13.58      398     $14.12
 Granted                                             27      11.29      296       9.83      201      12.52
 Exercised                                           (6)      9.93        -          -        -          -
 Forfeited                                          (88)     12.11      (19)     13.40       (3)     14.00
 Canceled due to exchange                             -          -     (148)     13.83        -          -
                                                   ----                ----                 ---

Options Outstanding, End of Year                    658     $11.97      725     $12.00      596     $13.58
                                                   ====     ======     ====     ======      ===     ======

Options Exercisable                                 658     $11.97      725     $12.00      596     $13.58
                                                   ====     ======     ====     ======      ===     ======

Options Available for Grant                         286                 225                 204
                                                   ====                ====                 ===


      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                    Number            Weighted           Weighted
                                                                of             Average            Average
                                                            Shares           Remaining           Exercise
                                                     (In thousands)   Contractual Life              Price
--------------------------------------------------- --------------- ------------------- ------------------

$  9.53 - $11.15                                               289           6.1 years              $ 9.66
  11.16 -  12.78                                                27           6.5 years               11.94
  12.79 -  14.41                                               312           9.2 years               13.74
  14.42 -  16.00                                                30           1.2 years               16.00
                                                               ---

$  9.53 - $16.00                                               658           7.4 years              $11.97
                                                               ===

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by Thermo Electron.
Prior to November 1, 1999, the program was sponsored by the Company and Thermo
Electron. Under this program, shares of Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During
1999, the Company issued 3,363 shares of its common stock under this program.
During 1998 and 1997, no shares of Company common stock were issued under this program. This program is not being offered with respect to the Company's shares commencing on November 1, 1999.

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

(In thousands except per share amounts)                                         1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Net Income:
 As reported                                                                  $6,373     $5,719     $6,488
 Pro forma                                                                     5,924      5,364      6,252

Basic Earnings per Share:
 As reported                                                                     .68        .59        .66
 Pro forma                                                                       .63        .56        .63

Diluted Earnings per Share:
 As reported                                                                     .67        .59        .66
 Pro forma                                                                       .63        .56        .63



4.    Employee Benefit Plans (continued)

      Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $4.00, $3.44, and $5.98 in 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                              1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Volatility                                                                     30%         30%         28%
Risk-free Interest Rate                                                       5.3%        4.8%        6.3%
Expected Life of Options                                                 4.8 years   4.9 years   7.8 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $380,000, $318,000, and $332,000 in 1999, 1998, and 1997, respectively.

5.    Income Taxes

      The components of income before provision for income taxes are as follows:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Domestic                                                                   $ 5,818     $ 5,340     $ 5,969
Foreign                                                                      4,689       4,065       4,667
                                                                           -------     -------     -------

                                                                           $10,507     $ 9,405     $10,636
                                                                           =======     =======     =======



5.    Income Taxes (continued)

      The components of the provision for income taxes are as follows:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Currently Payable:
 Federal                                                                   $ 2,045     $ 1,643     $ 1,920
 State                                                                         407         339         380
 Foreign                                                                     1,516       1,973       1,227
                                                                           -------     -------     -------

                                                                             3,968       3,955       3,527
                                                                           -------     -------     -------

Net Deferred (Prepaid):
 Federal                                                                      (291)        (31)         13
 State                                                                         (42)         (6)          3
 Foreign                                                                       499        (232)        605
                                                                           -------     -------     -------

                                                                               166        (269)        621
                                                                           -------     -------     -------

                                                                           $ 4,134     $ 3,686     $ 4,148
                                                                           =======     =======     =======

      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Provision for Income Taxes at Statutory Rate                                $3,677      $3,292      $3,723
Increases (Decreases) Resulting From:
 State income taxes, net of federal tax                                        237         216         249
 Foreign tax rate and tax law differential                                     374         318         205
 Federal tax credits                                                           (94)          -           -
 Tax benefit of foreign sales corporation                                      (47)        (66)       (137)
 Other, net                                                                    (13)        (74)        108
                                                                            -------     ------      ------

                                                                            $4,134      $3,686      $4,148
                                                                            ======      ======      ======



      Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

Deferred Tax Asset:
 Reserves and accruals                                                                  $2,443      $2,826
 Accrued compensation                                                                      510         260
 Allowance for doubtful accounts                                                           248         131
 Inventory basis difference                                                                488         113
                                                                                        ------      ------

                                                                                        $3,689      $3,330
                                                                                        ======      ======
Deferred (Prepaid) Income Taxes:
 Depreciation                                                                           $   16      $  (15)
 Intangible assets                                                                       1,020         924
                                                                                        ------      ------

                                                                                        $1,036      $  909
                                                                                        ======      ======

      A provision has not been made for U.S. or additional foreign taxes on $11,729,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

6.    Commitments

      In addition to the related-party operating lease described in Note 7, the Company leases portions of its office and operating facilities under various operating lease arrangements expiring between 2000 and 2068. The accompanying statement of income includes expenses from these leases of $2,254,000, $2,069,000, and $1,898,000 in 1999, 1998, and 1997, respectively. Future minimum payments due under these leases at January 1, 2000, were $1,797,000 in 2000, $1,527,000 in 2001, $1,116,000 in 2002, $894,000 in 2003, $836,000 in 2004, and
$14,381,000 in 2005 and thereafter. Total future minimum lease payments of $20,551,000 have not been reduced by minimum sublease rentals of $243,000 due through 2003 under noncancelable operating subleases.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. For these services, the Company was charged $862,000, $790,000, and $787,000 in 1999, 1998, and 1997,
respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron
Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.


7.    Related-party Transactions (continued)

Operating Lease
      In January 2000, the Company began negotiating an operating lease arrangement for office facilities with an affiliate of Thermo Electron that is expected to expire in 2015. Future minimum lease payments due under this lease are expected to be $600,000 in each of the years 2000 through 2004, and $6,900,000 in 2005 and thereafter. Total future minimum lease payments are expected to be $9,900,000.

Other Related-party Transactions
      The Company acts as a distributor in Europe for process measurement instruments manufactured by an affiliate. In 1999, 1998, and 1997, the Company purchased such products for $326,000, $528,000, and $564,000, respectively.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.

Short-term Obligations
      See Notes 2 and 8 for a discussion of the Company's related-party obligations.

8.    Short-term Obligations

      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a cash management arrangement in the Netherlands with a wholly owned subsidiary of Thermo Electron. Under this arrangement, participants' balances are pooled for interest calculation purposes. Interest under this arrangement is based on Euro market rates. The Company has access to a $2,280,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year end 1999 and 1998, the Company had borrowed $698,000 and $791,000, respectively, under this arrangement. The interest rate for this borrowing was 3.95% at year-end
1999.
      See Note 1 for additional short-term obligations of the Company.
      Unused lines of credit, including the amounts discussed in Note 1, were $11,042,000 as of January 1, 2000.

9.    Business Segment and Geographical Information

      The Company organizes and manages its businesses geographically. The
Company has combined its operating entities into three segments based on the locations from which they conduct business: North America, Europe, and Other, which principally includes Australia, New Zealand, and South Africa. Each of the Company's segments serves two principal markets: packaged goods and bulk materials. Revenues from packaged-goods products were $66,581,000, $50,690,000, and $28,563,000 in 1999, 1998, and 1997, respectively. Revenues from bulk-materials products were $41,205,000, $48,073,000, and $50,132,000 in 1999,
1998, and 1997, respectively.

9.    Business Segment and Geographical Information (continued)

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Business Segment Information
Revenues:
 North America (a)                                                          $  64,838  $  55,470  $ 45,090
 Europe (b)                                                                    49,997     43,655    28,633
 Other (c)                                                                      7,828      9,749    11,652
 Intersegment sales elimination (d)                                           (14,877)   (10,111)   (6,680)
                                                                            ---------  ---------  --------

                                                                            $ 107,786  $  98,763  $ 78,695
                                                                            =========  =========  ========

Income Before Provision for Income Taxes:
 North America                                                              $   7,098  $   6,881  $  5,264
 Europe                                                                         5,023      2,519     2,870
 Other                                                                            348      1,167     1,558
 Corporate (e)                                                                 (1,766)    (1,686)     (981)
                                                                            ---------  ---------  --------

 Total operating income                                                        10,703      8,881     8,711
 Interest and other income (expense), net                                        (196)       524     1,925
                                                                            ---------  ---------  -------

                                                                            $  10,507  $   9,405  $ 10,636
                                                                            =========  =========  ========

Total Assets:
 North America                                                              $  57,225  $  57,800  $ 46,109
 Europe                                                                        71,282     70,592    26,150
 Other                                                                          6,880      7,369     6,964
 Corporate (f)                                                                    615      4,403    35,878
                                                                            ---------  ---------  --------

                                                                            $ 136,002  $ 140,164  $115,101
                                                                            =========  =========  ========

Depreciation and Amortization:
 North America                                                              $   1,582  $   1,483  $  1,261
 Europe                                                                         1,796      1,311       533
 Other                                                                            112        100       111
                                                                            ---------  ---------  --------

                                                                            $   3,490  $   2,894  $  1,905
                                                                            =========  =========  ========

Capital Expenditures:
 North America                                                              $     653  $     555  $    307
 Europe                                                                           748        431       361
 Other                                                                            135         57        39
                                                                            ---------  ---------  --------

                                                                            $   1,536  $   1,043  $    707
                                                                            =========  =========  ========



9.    Business Segment and Geographical Information (continued)

(In thousands)                                                                  1999      1998        1997
------------------------------------------------------------------------- ----------- ---------- ---------

Geographical Information
Revenues (g):
 United States                                                             $  51,765   $ 46,597   $37,595
 United Kingdom                                                               29,672     21,460     7,723
 Italy                                                                         9,162      9,335     9,363
 Australia                                                                     3,979      6,110     8,602
 Other                                                                        13,208     15,261    15,412
                                                                           ---------   --------   -------

                                                                           $ 107,786   $ 98,763   $78,695
                                                                           =========   ========   =======

Long-lived Assets (h):
 United States                                                             $   2,368   $  1,932   $ 1,351
 United Kingdom                                                                1,217      1,579       633
 Italy                                                                           250        333       349
 Other                                                                           710        718       669
                                                                           ---------   --------   -------

                                                                           $   4,545   $  4,562   $ 3,002
                                                                           =========   ========   =======

Export Revenues Included in United States Revenues Above (i)               $   8,161   $ 14,673   $10,719
                                                                           =========   ========   =======

(a) Includes intersegment sales of $6,733,000, $4,953,000, and $4,174,000 in
    1999, 1998, and 1997, respectively.
(b) Includes intersegment sales of $8,132,000, $5,144,000, and $2,468,000 in
    1999, 1998, and 1997, respectively.
(c) Includes intersegment sales of $12,000, $14,000, and $38,000 in 1999, 1998,
    1997, respectively.
(d) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(e) Primarily general and administrative expenses.
(f) Primarily cash, cash equivalents, and, in 1997, available-for-sale investments.
(g) Revenues are attributed to countries based on selling location.
(h) Includes property, plant, and equipment, net and other long-term tangible assets.
(i) In general, export revenues are denominated in U.S. dollars.

10.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                       1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Basic
Net Income                                                                  $6,373      $5,719      $6,488
                                                                            ------      ------      ------

Weighted Average Shares                                                      9,432       9,625       9,875
                                                                            ------      ------      ------

Basic Earnings per Share                                                    $  .68      $  .59      $  .66
                                                                            ======      ======      ======

Diluted
Net Income                                                                  $6,373      $5,719      $6,488
                                                                            ------      ------      ------

Weighted Average Shares                                                      9,432       9,625       9,875
Effect of Stock Options                                                         45           2           3
                                                                            ------      ------      ------

Weighted Average Shares, as Adjusted                                         9,477       9,627       9,878
                                                                            ------      ------      ------

Diluted Earnings per Share                                                  $  .67      $  .59      $  .66
                                                                            ======      ======      ======

      Options to purchase 277,000, 606,000, and 476,000 shares of common stock were not included in the computation of diluted earnings per share for 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock.

11.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                                First     Second      Third    Fourth
---------------------------------------------------------------- --------- ---------- ---------- ---------

Revenues                                                          $26,556    $28,106    $27,154    $25,970
Gross Profit                                                        9,972     11,026     11,503     10,495
Net Income                                                          1,121      1,796      1,762      1,694
Basic and Diluted Earnings per Share                                  .12        .19        .19        .18

1998                                                                First   Second (a)    Third    Fourth
---------------------------------------------------------------- --------- ----------- --------- ---------

Revenues                                                          $18,946    $21,612    $29,102    $29,103
Gross Profit                                                        7,360      8,600     10,372     10,810
Net Income                                                          1,479      1,646      1,213      1,381
Basic and Diluted Earnings per Share                                  .15        .17        .13        .15

(a) Reflects the June 1998 acquisition of the product-monitoring group of Graseby Limited, a subsidiary of Smiths Industries plc.


12.   Subsequent Event

      On March 3, 2000, Thermedics commenced a cash tender offer for any and all of the outstanding shares of the Company's common stock at $15.50 per share.
This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus only on its core measurement and detection businesses. Thermedics and Thermo Electron own approximately 74% and 12%, respectively, of the outstanding shares of the Company's common stock. Thermedics has conditioned the tender offer on receiving acceptances from holders of enough shares so that, when combined with its and Thermo Electron's current share ownership, Thermedics' ownership of the Company will reach at least 90%. If Thermedics achieves this 90%-ownership threshold, it will acquire all remaining outstanding shares of Company common stock through a "short-form" merger in Delaware. Shareholders who do not tender shares to Thermedics during the tender offer would also receive $15.50 per share in cash for their stock in the short-form merger.
      The tender offer and proposed subsequent short-form merger require
Securities and Exchange Commission clearance of necessary filings; a short-form merger would not require approval by the Company's Board of Directors or shareholders. If Thermedics successfully obtains ownership of at least 90% of the outstanding shares of Company common stock, it expects to complete the spin-in by the end of the second quarter of 2000.


Thermo Sentron Inc.                                                              1999 Financial Statements

                  Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo Sentron Inc.:

      We have audited the accompanying consolidated balance sheets of Thermo
Sentron Inc. (a Delaware corporation and 74%-owned subsidiary of Thermedics
Inc.) and its subsidiaries as of January 1, 2000, and January 2, 1999, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended
January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo
Sentron Inc. and its subsidiaries as of January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                                     Arthur Andersen LLP



Boston, Massachusetts
February 10, 2000 (except with respect to the matter discussed in Note 12, as to which the date is March 3, 2000)

Thermo Sentron Inc.                                                              1999 Financial Statements

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

Overview

      The Company designs, develops, manufactures, and markets high-speed precision-weighing and inspection equipment for industrial production and packaging lines. The Company is managed geographically and operates in three segments based on the locations from which they conduct business: North America, Europe, and Other, which principally includes Australia, New Zealand, and South
Africa. Each of the Company's segments serves two principal markets: packaged goods and bulk materials. The Company's products for the packaged-goods market include a broad line of checkweighing equipment and metal detectors that can be integrated at various stages in production lines for process control and quality assurance, as well as hot foil and thermal printers and X-ray inspection equipment. These products are sold to customers in the food-processing, pharmaceutical, mail-order, and other diverse industries. On June 12, 1998, the Company expanded its packaged-goods product line through the acquisition of the three businesses that constituted the product-monitoring group of Graseby
Limited (the product-monitoring businesses), a subsidiary of Smiths Industries plc. The product-monitoring businesses design, manufacture, and distribute specialized packaged-goods equipment, including checkweighers and metal detectors, for the food and pharmaceutical industries. The Company's bulk-materials product line includes conveyor-belt scales, solid level-measurement and conveyor-monitoring systems, sampling systems, and small-capacity feeders. These products are sold primarily to customers in the mining and material-processing industries, as well as to electric utilities, chemical, and other manufacturing companies.
      A portion of the Company's revenues are generated from large orders for the Company's sampling systems. This equipment has a high percentage of subcontracted costs, particularly for steel and steel fabrication, which results in lower gross profit margins in comparison to the Company's other products. The timing of the sales of this equipment can lead to variability in the Company's quarterly revenues and income. In addition, 57% of the Company's revenues in 1999 were derived from sales of products outside the United States, through export sales and sales by the Company's foreign subsidiaries. During 1999, the Company had exports from its U.S. and foreign operations to Asia of approximately 5% of total revenues. Exports to Asia in 1999 were primarily to China, India, and Japan. Asia experienced a severe economic crisis in the late
1990's, which was characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales were adversely affected by the unstable economic conditions in Asia in 1998 and early 1999. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.
      On January 31, 2000, the Company announced that Thermedics will make a cash tender offer for any and all of the outstanding shares of the Company's common stock. The tender offer commenced on March 3, 2000, and will expire at midnight on Thursday, March 30, 2000, unless the offer is extended. If the tender offer is successful, Thermedics will acquire all remaining outstanding shares of the Company's common stock through a "short-form" merger in Delaware.
The Company would thereby become a private subsidiary of Thermedics (Note 12).



Thermo Sentron Inc.                                                              1999 Financial Statements

                                 Management's Discussion and Analysis of
                              Financial Condition and Results of Operations

Results of Operations

1999 Compared With 1998
      Revenues increased 9% to $107.8 million in 1999 from $98.8 million in 1998. Revenues increased $15.9 million due to the inclusion of a full 12 months of revenues from the product-monitoring businesses, which were acquired in June
1998 (Note 2). Excluding the impact of the acquisition and foreign exchange, revenues from existing businesses in the European and Other segments decreased
$3.6 million and $2.1 million, respectively, primarily due to lower demand.
These decreases were offset in part by an increase in revenues of $0.5 million from existing businesses in the North American segment, primarily due to increased demand for packaged-goods products in the U.S. Revenues decreased by $1.7 million due to a stronger U.S. dollar relative to currencies in foreign countries in which the Company operates. The Company's backlog decreased to $10.5 million at year-end 1999 from $14.7 million at year-end 1998, primarily due to lower demand for the Company's bulk-materials products in North America and Australia.
      The gross profit margin increased to 40% in 1999 from 38% in 1998, primarily due to manufacturing efficiencies achieved as a result of cost-reduction measures at the product-monitoring businesses and, to a lesser extent, improved margins from sales of the Company's packaged-goods products in North America.
      Selling, general, and administrative expenses as a percentage of revenues increased to 27% in 1999 from 26% in 1998, primarily due to $0.4 million of expenses related to the Company's year 2000 compliance project.
      Research and development expenses increased to $3.4 million in 1999 from $2.8 million in 1998, primarily due to the inclusion of a full 12 months of expenses from the product-monitoring businesses.
      Interest income decreased to $0.5 million in 1999 from $1.4 million in 1998, primarily due to a decrease in average invested balances due to cash expended for the acquisition of the product-monitoring businesses. Interest expense was $1.1 million in 1999 and 1998.
      The effective tax rate was 39% in 1999 and 1998. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and foreign tax rate differences.

1998 Compared With 1997
      Revenues increased 26% to $98.8 million in 1998 from $78.7 million in 1997. Revenues increased $24.6 million due to the acquisition of the product-monitoring businesses in June 1998, as well as the inclusion of revenues for the full year from RCC Industrial Electronics Pty. Limited (RCCI), which was acquired in February 1997, and Westerland Engineering Ltd., which was acquired in July 1997 (Note 2). Excluding the impact of the acquisitions and foreign exchange, revenues decreased $2.3 million, or 3%. Sales from the European segment decreased $1.9 million, primarily due to decreased demand in the United
Kingdom. Revenues decreased $2.2 million due to a stronger U.S. dollar relative to currencies in foreign countries in which the Company operates.
      The gross profit margin decreased to 38% in 1998 from 40% in 1997, primarily due to the inclusion of lower-margin revenues from the product-monitoring businesses.
      Selling, general, and administrative expenses increased to $25.4 million in 1998 from $20.5 million in 1997, primarily due to the inclusion of $6.3 million of expenses from the product-monitoring businesses. Selling, general, and administrative expenses as a percentage of revenues were unchanged at 26% in 1998 and 1997.
      Research and development expenses increased to $2.8 million in 1998 from $1.9 million in 1997, primarily due to the inclusion of expenses from the product-monitoring businesses.
      Interest income decreased to $1.4 million in 1998 from $2.1 million in 1997, primarily due to lower average invested balances due to cash expended for the acquisition of the product-monitoring businesses. Interest expense increased to $1.1 million in 1998 from $0.3 million in 1997, primarily due to interest expense on borrowings used to partially finance the acquisition of the product-monitoring businesses.
      The effective tax rate was 39% in 1998 and 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and foreign tax rate differences.

Liquidity and Capital Resources

      Consolidated working capital was $15.2 million at January 1, 2000, compared with $9.2 million at January 2, 1999. Included in working capital are cash and cash equivalents of $10.8 million at January 1, 2000, compared with $14.1 million at January 2, 1999. At January 1, 2000, $10.5 million of the
Company's cash and cash equivalents was held by its foreign subsidiaries. While this cash can be used outside of the United States, including for acquisitions, repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a U.S. tax. During 1999, operating activities provided cash of $6.2 million. Cash provided by the Company's operations was offset in part by the use of $2.2 million of cash used to fund a decrease in other current liabilities, primarily due to payments made for accrued acquisition costs related to the acquisition of the product-monitoring businesses, and $1.3 million of cash to fund an increase in inventories in an effort to decrease delivery times to customers.
      During 1999, the Company's investing activities used $1.8 million of cash.
The Company expended $1.5 million for purchases of property, plant, and equipment and received proceeds of $0.8 million from the sale of property, plant, and equipment. During 2000, the Company expects to make capital expenditures of approximately $1.5 million.
      During 1999, the Company's financing activities used $7.2 million in cash.
In 1999, the Company repaid $8.0 million of its note payable to Thermo Electron.
Short-term obligations in the accompanying 1999 balance sheet includes $2.8 million of short-term borrowings of foreign subsidiaries under foreign-currency-denominated line-of-credit arrangements with banks. As of January 1, 2000, unused lines of credit totaled $11.0 million.
      Generally the Company expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may consider acquiring one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require a significant amount of cash. While the Company currently has no agreements to acquire other businesses, the Company expects that it would finance any such acquisition through a combination of internal funds or short-term borrowings from Thermedics or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all.
Thermo Electron has stated it will require payment of the Company's $11.0 million principal amount note payable, due March 2000, only to the extent that the Company's cash flows permit. Accordingly, the Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in year-end 1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' investment of $6.8 million and $6.1 million, respectively.


Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives, which included: (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, where necessary, for the Company's current products and certain discontinued products;
(iii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iv) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems, critical non-information technology systems, and all of its material products are year 2000 compliant.
The Company believes that all of the material products that it currently manufactures and sells are year 2000 compliant or are not date sensitive. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.



Thermo Sentron Inc.                                                              1999 Financial Statements

                              Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      International Operations. Sales outside the United States accounted for
52% of the Company's total revenues in 1999. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade;
fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain;
and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. During 1999, the Company had export from its U.S. and foreign operations to Asia of approximately 5% of total revenues. Exports to Asia in 1999 were primarily to China, India, and Japan. Asia experienced a severe economic crisis in the late 1990's, which was characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales were adversely affected by the unstable economic conditions in Asia in 1998 and early
1999. The Company may continue to encounter unstable economic conditions in the foreign countries in which it operates.

      Government Regulations and Approvals. The market for certain of the Company's products, both in the United States and abroad, is subject to or influenced by various domestic and foreign clean air and consumer protection laws. The Company designs, develops, and markets its products to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for the Company's products. In addition, the marketing of certain of the Company's products depends upon the receipt of regulatory and other approvals, including industry association approvals of the design, construction, and accuracy of the Company's products.
Delays in obtaining, or the failure to obtain, any such approvals could have a material adverse effect on the Company's business and results of operations.

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

      Technological Change and New Products. The market for precision-weighing and inspection equipment is characterized by changing technology, evolving industry standards, and new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements. The Company is currently devoting resources to enhancing its existing products and developing new products and technologies. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion or that the Company's current or future products will satisfy the needs of the precision-weighing and inspection equipment market.

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

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with its ultimate parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The
Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors.
Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

Thermo Sentron Inc.                                                              1999 Financial Statements

                                      Selected Financial Information

(In thousands except per share amounts)                   1999  1998 (a)   1997 (b)   1996 (c)      1995
----------------------------------------------------- ---------- --------- ---------- ---------- ---------

Statement of Income Data
Revenues                                               $107,786   $98,763   $ 78,695   $ 70,027   $ 67,474
Net Income                                                6,373     5,719      6,488      5,152      3,830
Earnings per Share:
 Basic                                                      .68       .59        .66        .56        .55
 Diluted                                                    .67       .59        .66        .56        .55

Balance Sheet Data
Working Capital                                        $ 15,193   $ 9,176   $ 45,005   $ 41,394   $   (853)
Total Assets                                            136,002   140,164    115,101    107,186     61,960
Shareholders' Investment                                 94,082    88,993     87,931     82,365     34,687

(a) Reflects the June 1998 acquisition of the product-monitoring group of Graseby Limited, a subsidiary of Smiths Industries plc.
(b) Reflects the February 1997 acquisition of the business of RCC Industrial
    Electronics Pty. Limited and the July 1997 acquisition of Westerland
    Engineering Ltd.
(c) Reflects the Company's initial public offering in April 1996, the January
    1996 acquisition of Hitech Electrocontrols Limited, and the April 1996 acquisition of the solids flow-measurement product line of Endress + Hauser.


Thermo Sentron Inc.                                                              1999 Financial Statements
Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TSR. The following table sets forth the high and low sale prices for
1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                           1999                 1998
                                                                 ------------------    ------------------
Quarter                                                             High        Low       High        Low
--------------------------------------------------------------   -------    -------   --------    -------

First                                                            $11 3/8    $9 3/4    $12 1/16    $ 9 1/4
Second                                                            13 7/8     9 5/8     12 5/8      11 3/8
Third                                                             15 5/8     12 3/4    12 1/2       8 3/8
Fourth                                                            15         13 1/2    10           8 1/8

      As of January 28, 2000, the Company had 78 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000, was $14 7/16 per share.

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